82-3318

THIS INDEPENDENT ADVICE CIRCULAR ("IAC") IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Amsteel Corporation Berhad ("ACB"), you should immediately send this IAC to the agent through whom the sale or transfer was contracted or effected for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange ("KLSE") takes no responsibility for the contents of this IAC, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this IAC.

This IAC should be read in conjunction with the Circular to Shareholders issued by ACB dated 9 January, 2003 ("Main Circular").

The approval of the Securities Commission ("SC") shall not be taken to indicate that the SC recommends the proposals as set out in this IAC. Shareholders should rely on their own evaluation to assess the merits and risks of the said proposals undertaken by ACB.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

INDEPENDENT ADVICE CIRCULAR TO THE MINORITY SHAREHOLDERS OF ACB

in relation to the

THE RELATED-PARTY PROPOSALS WITHIN THE PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES FOR THE ACB GROUP

Independent Adviser

Arthur Andersen & Co

This Independent Advice Circular is dated 17 January, 2003

THE RELATED-PARTY PROPOSALS WITHIN THE PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES FOR THE ACB GROUP OF COMPANIES ARE:

A. **PROPOSED ACQUISITION BY ACB OF THE REMAINING 30% EQUITY INTEREST IN AKURJAYA SDN BHD ("AKURJAYA") COMPRISING 19,050,000 ORDINARY SHARES OF RM1.00 EACH FROM HORIZON TOWERS SDN BHD FOR A TOTAL PURCHASE CONSIDERATION OF RM385.51 MILLION TO BE SATISFIED BY THE ISSUANCE OF 385.51 MILLION NEW ORDINARY SHARES OF RM1.00 EACH IN ACB ("ACB SHARES") AT RM1.00 PER SHARE ("PROPOSED ACQUISITION OF AKURJAYA")**

B. **PROPOSED DIVESTMENT BY AKURJAYA, CRYSTAVEL SDN BHD AND ACB OF THE ENTIRE 40% EQUITY INTEREST IN MEGASTEEL SDN BHD ("MEGASTEEL") COMPRISING 240,000,000 ORDINARY SHARES OF RM1.00 EACH, 49,000,000 PREFERENCE "D" SHARES OF RM0.01 EACH AND 26,670,000 PREFERENCE "F" SHARES OF RM0.01 EACH RESPECTIVELY TO LIMPAHJAYA SDN BHD ("LIMPAHJAYA") FOR A TOTAL DISPOSAL CONSIDERATION OF RM1,007.92 MILLION TO BE SATISFIED BY RM0.01 MILLION UPFRONT CASH PAYMENT AND THE ISSUANCE OF RM851.72 MILLION IN NET PRESENT VALUE (RM1,599.41 MILLION IN NOMINAL AMOUNT) OF RINGGIT MALAYSIA DENOMINATED BONDS BY LION CORPORATION BERHAD ("LCB") ("LCB BONDS") TOGETHER WITH UP TO 53.93 MILLION DETACHABLE NEW ORDINARY SHARES OF RM1.00 EACH IN LCB ("LCB SHARES") AS EQUITY KICKER SHARES CREDITED AS FULLY PAID-UP AND 156.19 MILLION NEW LCB SHARES AT RM1.00 PER SHARE ("PROPOSED DIVESTMENT OF MEGASTEEL")**

C. **PROPOSED DIVESTMENT OF THE ENTIRE 50.45% EQUITY INTEREST IN LION LAND BERHAD ("LLB") COMPRISING 224,540,882 ORDINARY SHARES OF RM1.00 EACH BY ACB (752,087 SHARES), UMATRAC ENTERPRISE SDN BHD ("UMATRAC") (222,597,795 SHARES) AND KONMING INVESTMENTS LIMITED ("KONMING") (1,191,000 SHARES) TO LCB FOR A TOTAL DISPOSAL CONSIDERATION OF RM260.47 MILLION TO BE SATISFIED BY RM0.003 MILLION UPFRONT CASH PAYMENT, THE ISSUANCE OF RM220.11 MILLION IN NET PRESENT VALUE (RM413.32 MILLION IN NOMINAL AMOUNT) OF LCB BONDS TOGETHER WITH UP TO 13.94 MILLION DETACHABLE NEW LCB SHARES AS EQUITY KICKER SHARES CREDITED AS FULLY PAID-UP AND 40.36 MILLION NEW LCB SHARES AT RM1.00 PER SHARE ("PROPOSED DIVESTMENT OF LLB")**

D. **PROPOSED ACQUISITION BY ACB OF THE REMAINING 45% EQUITY INTEREST IN AVENEL SDN BHD ("AVENEL") COMPRISING 45,000,000 ORDINARY SHARES OF RM1.00 EACH FROM ANGKASA MARKETING BERHAD ("AMB") (20,000,000 SHARES) AND LLB (25,000,000 SHARES) FOR A TOTAL CONSIDERATION OF RM202.68 MILLION PAYABLE BY AMB (RM80.63 MILLION, AFTER NETTING-OFF RM17.01 MILLION INDEMNITY PAYMENT MADE BY AMB DIRECTLY TO THE SECURITY PROVIDERS OF AVENEL) AND LLB (RM122.05 MILLION) TO BE SATISFIED BY NETTING-OFF AGAINST THE NET INTER-COMPANY INDEBTEDNESS OWING BY ACB AND ITS SUBSIDIARY AND ASSOCIATED COMPANIES ("ACB GROUP") TO AMB AND ITS SUBSIDIARY AND ASSOCIATED COMPANIES ("AMB GROUP") AND LLB AND ITS SUBSIDIARY AND ASSOCIATED COMPANIES ("LLB GROUP") ("PROPOSED ACQUISITION OF AVENEL")**

E. **PROPOSED DIVESTMENT BY AVENEL OF THE ENTIRE 83.70% EQUITY INTEREST IN POSIM BERHAD ("POSIM") COMPRISING 170,097,271 ORDINARY SHARES OF RM1.00 EACH TO LLB (47,627,236 SHARES) AND TO AMSTEEL MILLS SDN BHD ("AMSB") (122,470,035 SHARES) FOR A TOTAL DISPOSAL CONSIDERATION OF RM499.42 MILLION TO BE SATISFIED BY NETTING-OFF AGAINST THE NET INTER-COMPANY INDEBTEDNESS OWING BY THE ACB GROUP TO THE LLB GROUP ("PROPOSED DIVESTMENT OF POSIM")**

F. PROPOSED DIVESTMENT OF THE ENTIRE 59.47% EQUITY INTEREST IN CHOCOLATE PRODUCTS (MALAYSIA) BERHAD ("CPB") COMPRISING 207,209,445 ORDINARY SHARES OF RM0.50 EACH BY ACB (518,222 SHARES), AMBANG JAYA SDN BHD ("AMBANG JAYA") (73,501,000 SHARES), AYER KEROH RESORT SDN BHD ("AYER KEROH") (95,492,556 SHARES), PARKSON CORPORATION SDN BHD ("PARKSON") (30,993,667 SHARES) AND UMATRAC (6,704,000 SHARES) TO LLB (58,018,645 SHARES) AND AMSB (149,190,800 SHARES) FOR A TOTAL DISPOSAL CONSIDERATION OF RM201.50 MILLION TO BE SATISFIED BY NETTING-OFF AGAINST THE NET INTER-COMPANY INDEBTEDNESS OWING BY THE ACB GROUP TO THE LLB GROUP ("PROPOSED DIVESTMENT OF CPB")

G. PROPOSED DIVESTMENT OF THE ENTIRE 52.27% EQUITY INTEREST IN SILVERSTONE BERHAD ("SILVERSTONE") COMPRISING 106,567,006 ORDINARY SHARES OF RM1.00 EACH BY ACB (470,888 SHARES) AND UMATRAC (106,096,118 SHARES) TO AMB FOR A TOTAL DISPOSAL CONSIDERATION OF RM133.64 MILLION TO BE SATISFIED BY THE ISSUANCE OF 127.28 MILLION NEW ORDINARY SHARES OF RM1.00 EACH IN AMB ("AMB SHARES") AT RM1.05 PER SHARE ("PROPOSED DIVESTMENT OF SILVERSTONE")

H. PROPOSED ACQUISITION BY UMATRAC OF THE REMAINING 27% EQUITY INTEREST IN HIAP JOO CHONG REALTY SDN BHD ("HIAP JOO CHONG") COMPRISING 270,000 ORDINARY SHARES OF RM1.00 EACH FROM TECK BEE MINING (M) SENDIRIAN BERHAD ("TECK BEE MINING") (135,000 SHARES) AND FROM LCB (135,000 SHARES) FOR A TOTAL PURCHASE CONSIDERATION OF RM3.65 MILLION TO BE SATISFIED BY THE ISSUANCE OF 1.825 MILLION NEW ACB SHARES AT RM1.00 PER SHARE TO TECK BEE MINING AND THE SUM OF RM1.825 MILLION PAYABLE TO LCB TO BE SATISFIED BY NETTING-OFF AGAINST THE NET INTER-COMPANY INDEBTEDNESS OWING BY LCB AND ITS SUBSIDIARY AND ASSOCIATED COMPANIES ("LCB GROUP") TO THE ACB GROUP ("PROPOSED ACQUISITION OF HIAP JOO CHONG")

I. PROPOSED ACQUISITION BY AKURJAYA OF THE ENTIRE EQUITY INTEREST IN LION PLAZA SDN BHD ("LION PLAZA") COMPRISING 3,418,860 ORDINARY SHARES OF RM1.00 EACH FROM LLB FOR A TOTAL PURCHASE CONSIDERATION OF RM35.66 MILLION TO BE SATISFIED BY RM0.76 MILLION UPFRONT CASH PAYMENT AND THE ISSUANCE OF RM34.90 MILLION IN NET PRESENT VALUE (RM53.52 MILLION IN NOMINAL AMOUNT) OF RINGGIT MALAYSIA DENOMINATED BONDS BY ACB ("ACB BONDS") TOGETHER WITH UP TO 1.48 MILLION DETACHABLE NEW ACB SHARES AS EQUITY KICKER SHARES CREDITED AS FULLY PAID-UP TO LLB ("PROPOSED ACQUISITION OF LION PLAZA")

J. THE PROPOSED SETTLEMENT OF RM14.0 MILLION OF NET INTER-COMPANY INDEBTEDNESS OWING BY THE LCB GROUP TO THE ACB GROUP BY WAY OF:

- LCB TRANSFERRING TO ACB, 8.97 MILLION NEW AMB SHARES AT RM1.05 PER SHARE TO BE ISSUED TO LCB, AND/ OR THE RIGHTS TO ALLOTMENT THEREOF;

- LCB SETTING-OFF THE PURCHASE CONSIDERATION PAYABLE BY THE ACB GROUP TO LCB OF RM2.09 MILLION (AFTER TAKING INTO ACCOUNT THE CASH YIELD ADJUSTMENT AS EXPLAINED IN THE MAIN CIRCULAR) FOR THE PROPOSED ACQUISITION OF HIAP JOO CHONG; AND

- LCB ISSUING TO ACB, RM2.02 MILLION IN NET PRESENT VALUE (RM3.05 MILLION IN NOMINAL AMOUNT) OF LCB BONDS TOGETHER WITH UP TO 0.12 MILLION DETACHABLE NEW LCB SHARES AS EQUITY KICKER SHARES CREDITED AS FULLY PAID-UP AND 0.47 MILLION NEW LCB SHARES AT RM1.00 PER SHARE;

K. THE PROPOSED SETTLEMENT OF RM1,303 MILLION AGGREGATE NET INTER-COMPANY INDEBTEDNESS OWING BY THE ACB GROUP TO THE LLB GROUP AND TO POSIM AND ITS SUBSIDIARY AND ASSOCIATED COMPANIES ("POSIM GROUP") BY WAY OF:

- ACB GROUP SETTING-OFF THE AGGREGATE PURCHASE CONSIDERATION PAYABLE BY LLB AND AMSB (AFTER TAKING INTO ACCOUNT THE CASH YIELD ADJUSTMENTS AS EXPLAINED IN THE MAIN CIRCULAR) TO THE ACB GROUP FOR THE PROPOSED ACQUISITION OF AVENEL (RM147.41 MILLION), PROPOSED DIVESTMENT OF CPB (RM243.38 MILLION), PROPOSED DIVESTMENT OF POSIM (RM603.22 MILLION) AND THE ACQUISITION OF THE ENTIRE ISSUED AND FULLY PAID-UP SHARE CAPITAL OF ANTARA STEEL MILLS SDN BHD ("ANTARA") (RM130.72 MILLION);

- ACB PAYING AMSB, UPFRONT CASH OF RM0.44 MILLION; AND

- ACB ISSUING TO LLB AND AMSB, RM32.93 MILLION IN NET PRESENT VALUE (RM45.69 MILLION IN NOMINAL AMOUNT) OF ACB BONDS TOGETHER WITH UP TO 1.78 MILLION DETACHABLE NEW ACB SHARES AS EQUITY KICKER SHARES CREDITED AS FULLY PAID-UP AND 144.90 MILLION NEW ACB SHARES AT RM1.00 PER SHARE;

L. THE PROPOSED SETTLEMENT OF RM17.0 MILLION OF NET INTER-COMPANY INDEBTEDNESS OWING BY THE ACB GROUP TO CPB AND ITS SUBSIDIARY AND ASSOCIATED COMPANIES ("CPB GROUP") BY WAY OF ACB PAYING UPFRONT CASH OF RM0.19 MILLION AND ISSUING RM14.26 MILLION IN NET PRESENT VALUE (RM19.79 MILLION IN NOMINAL AMOUNT) OF ACB BONDS TOGETHER WITH UP TO 0.77 MILLION DETACHABLE NEW ACB SHARES AS EQUITY KICKER SHARES CREDITED AS FULLY PAID-UP AND 2.55 MILLION NEW ACB SHARES AT RM1.00 PER SHARE, TO CPB; AND

M. THE PROPOSED SETTLEMENT OF RM222 MILLION OF AGGREGATE NET INTER-COMPANY INDEBTEDNESS OWING BY THE ACB GROUP TO THE AMB GROUP AND TO SILVERSTONE BY WAY OF:

- ACB SETTING-OFF THE CONSIDERATION OF RM97.38 MILLION (AFTER TAKING INTO ACCOUNT CASH YIELD ADJUSTMENT AS EXPLAINED IN THE MAIN CIRCULAR) PAYABLE BY AMB TO ACB FOR THE PROPOSED ACQUISITION OF AVENEL;

- ACB PAYING AMB, UPFRONT CASH OF RM1.25 MILLION; AND

- ACB ISSUING TO AMB, RM94.45 MILLION IN NET PRESENT VALUE (RM131.03 MILLION IN NOMINAL AMOUNT) OF ACB BONDS TOGETHER WITH UP TO 5.09 MILLION DETACHABLE NEW ACB SHARES AS EQUITY KICKER SHARES AS FULLY PAID-UP AND 28.92 MILLION NEW ACB SHARES AT RM1.00 PER SHARE

THE RELATED-PARTY PROPOSAL (J) TO (M) TO BE REFERRED TO AS "PROPOSED SETTLEMENT OF INTER-PLC DEBTS" HEREINAFTER.

DEFINITIONS

In this IAC, including the appendix, the following definitions and terms apply throughout unless otherwise stated.

ACB	:	Amsteel Corporation Berhad
ACB Bonds	:	The RM denominated bonds of RM1,109.80 million in net present value (RM1,464.56 million in nominal amount) to be issued by ACB, the key terms (including the tenure and YTM) of which are set out in Appendix XI(a) of the Main Circular
ACB Group	:	ACB and its subsidiary and associated companies
ACB Group FI Lender(s)	:	FI lender(s) to the ACB Scheme Companies other than the FRN Holders whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the ACB Group as set out in Appendix VI(a) of the Main Circular
ACB Group Inter-PLC Creditor(s)	:	The companies from other PLC Group within the Lion Group who are owed the Inter-PLC Debts by companies within the ACB Group as set out in Appendix VIII of the Main Circular
ACB Group Non-FI Creditor(s)	:	Trade creditor(s) and non-trade creditor(s) of the ACB Group as set out in Appendix VII of the Main Circular
ACB Scheme Company(ies)	:	The company(ies) within the ACB Group which is/are included in the Proposed Debt Restructuring Exercise for the ACB Group as set out in Section 6.3 of the Main Circular
ACB Scheme Creditor(s)	:	The creditor(s) of the ACB Scheme Company(ies), encompassing the ACB Group FI Lender(s), FRN Holder(s), the ACB Group Inter-PLC Creditor(s) and the ACB Group Non-FI Creditor(s) whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the ACB Group
ACB Share(s)	:	New ordinary share(s) of RM1.00 each in ACB (except where it refers to existing ordinary share(s) of RM0.50 each)
ACB-SPV	:	Amsteel Harta (L) Limited, a Labuan incorporated special purpose company which is wholly-owned by ACB, established pursuant to the Proposed Debt Restructuring Exercise for the ACB Group
ACB-SPV Consolidated and Rescheduled Debts	:	The USD denominated consolidated and rescheduled debts of USD590.09 million (equivalent to approximately RM2,242.34 million) in net present value (USD756.78 million equivalent to approximately RM2,875.76 million in nominal amount) to be issued by the ACB-SPV in two different tranches on transferability as follows: Tranche I - USD584.81 million (equivalent to approximately RM2,222.27 million) in net present value (USD749.84 million equivalent to approximately RM2,849.40 million in nominal amount) to be issued to the non-resident ACB Group FI Lenders and FRN Holders (including offshore companies incorporated under the Offshore Companies Act, 1990) which is freely transferable; and Tranche II - USD5.28 million (equivalent to approximately RM20.07 million) in net present value (USD6.94 million equivalent to approximately RM26.36 million in nominal amount) to be issued to resident ACB Group FI Lenders which is subject to transfer restriction as set out in Section 6.9 of the Main Circular. The key terms (including the tenure and YTM) are set out in Appendix XI(c) of the Main Circular

Acquisition of Southern Steel by HIMB	:	HIMB acquired 40.75% equity interest or 115 million shares in Southern Steel for about RM132.3 million
Acquisition of Maruichi	:	Melewar acquired 31.6% equity interest or 50.0 million shares in Maruichi for about RM175 million
Acquisition of Malayawata by Ann Joo	:	Ann Joo acquired 30.03% equity interest or 60.5 million shares in Malayawata for about RM201.6 million
Acquisition of DMISB by SMPC	:	SMPC acquired 100% equity interest or 1.5 million shares in DMISB for about RM19.5 million
Acquisition of BSPSB by Southern Steel	:	Southern Steel acquired 50% equity interest or 1.7 million shares in BSPSB for about RM22.5 million
Adjusted Applicable Debt(s)	:	The Outstanding Principal Amount(s) owing to ACB Scheme Creditor(s) (excluding the ACB Group Non-FI Creditor(s)), less the Principal Waived and Further Sum, which are proposed to be addressed under the Proposed Debt Restructuring Exercise for the ACB Group
Akurjaya	:	Akurjaya Sdn Bhd, a 70% owned subsidiary of ACB
Akurjaya Group	:	Akurjaya and its subsidiary and associated companies
AMB's and LLB's Indemnity		In return for the pledging of assets of the ACB Group to Avenel's lenders, AMB and LLB have also previously agreed to indemnify the ACB Group for the losses incurred arising from the disposal of such assets pledged to Avenel's lenders
Ambang Jaya	:	Ambang Jaya Sdn Bhd, a wholly-owned subsidiary of ACB
Antara	:	Antara Steel Mills Sdn Bhd
Amanvest	:	Amanvest (M) Sdn Bhd
AMB	:	Angkasa Marketing Berhad, a 58% owned subsidiary of ACB
AMB Group	:	AMB and its subsidiary and associated companies
AMSB	:	Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LLB
AMSPL	:	Angkasa Marketing (Singapore) Pte Ltd, a wholly-owned subsidiary of ACB
Andersen	:	Arthur Andersen & Co
Ann Joo	:	Ann Joo Resources Bhd
Applicable Debt(s)	:	The Outstanding Principal Amount(s) owing to the ACB Scheme Creditor(s) (excluding the ACB Group Non-FI Creditor(s))
Actual Best	:	Actual Best Limited
Araniaga	:	Araniaga Holdings Sdn Bhd
Avenel	:	Avenel Sdn Bhd, a 55% owned subsidiary of ACB
Ayer Keroh	:	Ayer Keroh Resort Sdn Bhd, a 70% owned subsidiary of ACB
Bayview	:	Bayview Properties Sdn Bhd
Billion Grow	:	Billion Grow Limited
BNM	:	Bank Negara Malaysia/Controller of Foreign Exchange

Board	:	The Board of Directors of ACB
Bonds	:	The RM denominated bonds to be issued by the relevant PLC pursuant to the Proposed GWRS.
BSPSB	:	Brisk Steel Products Sdn Bhd
Budivest	:	Budivest Sdn Bhd
CAPM	:	Capital asset pricing model
Cash Yield Adjustment	:	The amount of the balance(s) of the Inter-PLC Debt(s) owing to/by the PLC Group which is deemed settled *via* netting-off against the purchase/disposal consideration(s) payable/receivable by the PLC Group, an illustration of which is set out in Appendix X of the Main Circular.
Carlsberg Malaysia	:	Carlsberg Brewery Bhd
CDSB	:	Crystal Dew Sdn Bhd
Ceemax	:	Ceemax Electronics Sdn Bhd
Code	:	The Malaysian Code on Take-overs and Mergers, 1998
Control Secured ACB Scheme Creditor(s)	:	ACB Group FI Lender(s) to the ACB Scheme Companies whose debts are secured against LLB Shares, CPB Shares, Posim Shares or Silverstone Shares
Cos Act	:	The Companies Act, 1965
CPB	:	Chocolate Products (Malaysia) Berhad, a 59.49% owned subsidiary of ACB
CPB Group	:	CPB and its subsidiary and associated companies
Crystavel	:	Crystavel Sdn Bhd, a 99.8% owned subsidiary of ACB
DAC	:	Datuk Cheng Yong Kim
DCF	:	Discounted cash flow
DMISB	:	Duro Metal Industrial (M) Sdn Bhd
EGM	:	Extraordinary General Meeting
Eligible LCB Shareholders	:	All shareholders of LCB excluding the TSWC Concert Parties
EPS/LPS	:	Earnings per share/Loss per share
FI	:	Financial Institutions
FIC	:	Foreign Investment Committee
Finlink	:	Finlink Holdings Sdn Bhd
FRN(s)	:	ACB USD140 million floating rate notes due September 2000, Amsteel Finance International B.V. USD100 million floating rate notes due January 2000 and USD40 million floating rate notes due August 2000
FRN Holder(s)	:	Holder(s) of the FRNs
Further Sum	:	Amount equal to any payment made from 1 July 1999 (being the date after the computation of the Reference Principal Amount) but prior to the Unconditional Date (both dates inclusive)

FY	:	Financial year
Happyvest	:	Happyvest (M) Sdn Bhd
Hiap Joo Chong	:	Hiap Joo Chong Realty Sdn Bhd, a 73% owned subsidiary of ACB
HIMB	:	Hume Industries (Malaysia) Bhd
Horizon Towers	:	Horizon Towers Sdn Bhd
HRC	:	Hot rolled coils
IAC	:	This Independent Advice Circular
Interested Directors		Jen (B) Tan Sri Dato' Zain Hashim, Pee Kang Seng @ Lim Kang Seng, TSWC, Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim and M Chareon Sae Tang @ Tan Whye Aun
Inter-PLC Creditor(s)	:	The companies from other PLC Group within the Lion Group who are owed the Inter-PLC Debts
Inter-PLC Debt(s)	:	Balance(s) owing by company(ies) from other PLC Group within the Lion Group to the ACB Group or owing by the ACB Group to company(ies) from other PLC Group within the Lion Group, which are proposed to be addressed under the Proposed ACB Scheme
Items of Concern	:	The issues affecting the joint-venture operations of the PLC Group in the PRC which have yet to be resolved; details of which are set out in Appendix XIX of the Main Circular
Issue Date	:	The date of payment of upfront cash and issuance of the new ACB Shares, ACB Bonds, ACB Debts and ACB-SPV Consolidated and Rescheduled Debts pursuant to the Proposed ACB Scheme
JCorp	:	Johor Corporation
JJSB	:	Jelajah Jaya Sdn Bhd
Khazanah	:	Khazanah Nasional Berhad
KLSE	:	Kuala Lumpur Stock Exchange
Konming	:	Konming Investments Limited, a wholly-owned subsidiary of ACB
Lancaster	:	Lancaster Trading Company Limited
LCB	:	Lion Corporation Berhad, a 19.42% associated company of ACB
LCB Bonds	:	The RM denominated Bonds to be issued by LCB
LCB Concert Parties	:	LCB and parties acting in concert (as defined under Section 33(2) of the SC Act, 1993) with it to control ACB namely AMB, CPB, LLB, TSWC, DAC, Actual Best, Amanvest, Araniaga, Billion Grow, Budivest, CDSB, Ceemax, Finlink, Happyvest, Horizon Towers, JJSB, Lancaster, LDP, LHPL, LHSB, LM, Panoron, Teck Bee Mining, Tirta, Trillionvest, Viewtrain, WCSB, Sin Seng, AMSPL, Limpahjaya, Projek Jaya, Umatrac, Chen Shok Ching, Cheng Chai Hai, Cheng Huay Joo, Cheng Theng Kee, Cheng Wei Meng, Cheng Yong Liang, Cheng Yoong Choong, Datin Ng Seok Kuan, Joseph Thiang Thin Poh, Puan Sri Chan Chau Ha, ASM Group Provident Fund Scheme, Lion-ASM Foundation, the Lion Group Medical Assistance Fund and the LCB Group Provident Fund Scheme , as the case may be
LCB Group	:	LCB and its subsidiary and associated companies

LDP	:	Lion Development (Penang) Sdn Bhd
LGP	:	Lion Gateway Parade Sdn Bhd
LHPL	:	Lion Holdings Pte Ltd
LHSB	:	Lion Holdings Sdn Bhd
Limpahjaya	:	Limpahjaya Sdn Bhd, wholly-owned subsidiary of LCB
Lion Group	:	The ACB Group, LCB Group, LLB Group and AMB Group collectively
Lion Plaza	:	Lion Plaza Sdn Bhd, a wholly-owned subsidiary of LLB
Lion Plaza Land	:	A piece of vacant freehold development land measuring about 5,395.5 square metres located along Jalan Raja Chulan, Kuala Lumpur owned by Lion Plaza
LLB	:	Lion Land Berhad, a 50.47% owned subsidiary of ACB
LLB Group	:	LLB and its subsidiary and associated companies
LM	:	Lion Management Sdn Bhd
LSM	:	Lion Suzuki Marketing Sdn Bhd, a 49% owned associated company of AMB
LTAT	:	Lembaga Tabung Angkatan Tentera
LTC Shares	:	Shares in Lion Teck Chiang Ltd with a par value of SGD0.50 per share
Main Circular	:	Circular to Shareholders of ACB dated 9 January, 2003
Malayawata	:	Malayawata Steel Bhd
Maruichi	:	Maruichi Malaysia Steel Tube Bhd
Megasteel	:	Megasteel Sdn Bhd, a 50% (plus 1 share) owned subsidiary of LCB
Megasteel Interest	:	Akurjaya's 40% equity stake in Megasteel comprising 240 million Megasteel Shares, Crystavel, its 49 million Preference "D" Shares of RM0.01, and ACB, its 26.67 million Preference "F" Shares of RM0.01 each
Melewar	:	Melewar Equities Sdn Bhd
MI	:	Minority interest
MITI	:	Ministry of International Trade and Industry
n/a	:	Not applicable
NL	:	Net liabilities
NTA	:	Net tangible assets
Outstanding Principal Amount(s)	:	The principal amount(s) owing by the ACB Scheme Companies to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors) as at 31 December 2001 inclusive of capitalisation of all interest (without compounding but including Penalty Interest) at the rates prescribed in the respective facilities of the relevant ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors) for the period up to 31 December 2001 (inclusive), before accounting for any payment of the same between 1 July 1999 and Unconditional Date (both dates inclusive)

Panoron	:	Panoron Sdn Bhd
Parkson	:	Parkson Corporation Sdn Bhd, a wholly-owned subsidiary of ACB
PDS	:	Private debt securities
PE	:	Price-earning
PAT/LAT	:	Profit after tax/Loss after tax
PATMI/LATMI	:	Profit after tax and minority interest/Loss after tax and minority interest
PBT/LBT	:	Profit before tax/Loss before tax
Penalty Interest	:	The penalty interest payable by the ACB Scheme Companies to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors) under the terms of the existing facilities of the relevant ACB Scheme Creditors
PLC	:	Any of ACB, LCB, LLB or AMB
PLC Group	:	Any of ACB, LCB, LLB or AMB and their respective subsidiary and associated companies
P&O	:	P&O Capital Sdn Bhd
Posim	:	Posim Berhad, a 83.7% owned subsidiary of Avenel
Posim Group	:	Posim and its subsidiary and associated companies
PRC	:	People's Republic of China
Principal Waived	:	The principal portion of the Outstanding Principal Amount(s) which is proposed to be waived under the Proposed Debt Restructuring Exercise for the ACB Group amounting to RM765.90 million, and calculated in the manner as set out in Appendix X of the Main Circular
Projek Jaya	:	Projek Jaya Sdn Bhd
Proposed ACB Scheme	:	The Proposed Corporate Restructuring Exercise, Proposed Divestment Programme and Proposed Debt Restructuring Exercise for the ACB Group
Proposed Acquisition of Akurjaya	:	Proposed acquisition by ACB of the remaining 30% equity interest in Akurjaya comprising 19,050,000 ordinary shares of RM1.00 each from Horizon Towers for a total purchase consideration of RM385.51 million to be satisfied by the issuance of 385.51 million new ACB Shares at RM1.00 per share
Proposed Acquisition of Avenel	:	Proposed acquisition by ACB of the remaining 45% equity interest in Avenel comprising 45,000,000 ordinary shares of RM1.00 each from AMB (20,000,000 shares) and LLB (25,000,000 shares) for a total consideration of RM202.68 million payable by AMB (RM80.63 million, after netting-off RM17.01 million indemnity payment made by AMB directly to the security providers of Avenel) and LLB (RM122.05 million) to be satisfied by netting-off against the net inter-company indebtedness owing by the ACB Group to AMB Group and the LLB Group
Proposed Acquisition of Hiap Joo Chong	:	Proposed acquisition by Umatrac of the remaining 27% equity interest in Hiap Joo Chong comprising 270,000 ordinary shares of RM1.00 each from Teck Bee Mining (135,000 shares) and from LCB (135,000 shares) for a total purchase consideration of RM3.65 million to be satisfied by the issuance of 1.825 million new ACB Shares at RM1.00 per share to Teck Bee Mining and the balance of RM1.825 million payable to LCB to be satisfied by netting-off against the net inter-company indebtedness owing by the LCB Group to the ACB Group

Proposed Acquisition of Lion Plaza	:	Proposed acquisition by Akurjaya of the entire equity interest in Lion Plaza comprising 3,418,860 ordinary shares of RM1.00 each from LLB for a total purchase consideration of RM35.66 million to be satisfied by RM0.76 million upfront cash payment and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of ACB Bonds together with up to 1.48 million detachable new ACB Shares as equity kicker shares credited as fully paid-up to LLB
Proposed Capital Reconstruction Exercise	:	The proposed capital reconstruction exercise in relation to the relevant PLC
Proposed Capital Reconstruction for ACB	:	The proposed capital reconstruction exercise of ACB involving a capital reduction of RM0.30 in each existing issued and fully paid-up ordinary share of RM0.50 in ACB and thereafter a capital consolidation on the basis of 5 ordinary shares of RM0.20 each into 1 ordinary share of RM1.00 each in ACB, details of which are set out in Section 5.1 of the Main Circular
Proposed Capital Reconstruction for AMB	:	The proposed capital reconstruction exercise of AMB involving a capital reduction of RM0.70 in each existing issued and fully paid-up AMB Share of RM1.00 each and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each in AMB
Proposed Capital Reconstruction for LCB	:	The proposed capital reconstruction exercise of LCB involving a capital reduction of RM0.30 in each existing issued and fully paid-up LCB Share of RM1.00 each and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.70 each into 7 ordinary shares of RM1.00 each in LCB
Proposed Capital Reconstruction for LLB	:	The proposed capital reconstruction exercise of LLB involving a capital reduction of RM0.25 in each existing issued and fully paid-up LLB Share of RM1.00 each and thereafter a capital consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each in LLB
Proposed Corporate Restructuring Exercise	:	The proposed corporate restructuring exercise (including the Proposed Capital Reconstruction Exercise) in relation to the relevant PLC Group
Proposed Debt Restructuring Exercise	:	The proposed debt restructuring exercise (including proposed tender as the case may be) in relation to the relevant PLC Group which entails upfront cash payment and the issuance of Shares, Bonds/Consolidated and Rescheduled Debts and/or RCCPS (as the case may be) to the Scheme Creditors of the relevant PLC Group to settle their RM and USD denominated loans
Proposed Divestment Programme	:	The proposed programme for divestment of certain non-core and peripheral assets and businesses of the relevant PLC Group, details of which are set out in Section 5.14 of the Main Circular
Proposed Divestment of CPB	:	The proposed divestment by the ACB Group of 59.47% equity interest in CPB (held through ACB (518,222 shares), Ayer Keroh (95,492,556 shares), Ambang Jaya (73,501,000 shares), Parkson (30,993,667 shares) and Umatrac (6,704,000 shares)) comprising 207,209,445 CPB Shares to LLB (58,018,645 shares) and AMSB (149,190,800 shares) respectively for a total sale consideration of RM201.50 million to be satisfied by netting-off against Inter-PLC Debts owing by the ACB Group to the LLB Group, details of which are set out in Section 5.8 of the Main Circular

Proposed Divestment of LLB	:	The proposed divestment by the ACB Group of 50.45% equity interest in LLB (held through ACB (752,087 shares), Umatrac (222,597,795 shares) and Konming (1,191,000 shares) comprising 224,540,882 LLB Shares to LCB for a total sale consideration of RM260.47 million to be satisfied by RM0.003 million upfront cash payment, the issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of LCB Bonds together with up to 13.94 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 40.36 million new LCB Shares at RM1.00 per share, details of which are set out in Section 5.7 of the Main Circular
Proposed Divestment of Megasteel	:	The proposed divestment by Akurjaya of 40% equity interest in Megasteel comprising 240,000,000 Megasteel Shares, by Crystavel of 49,000,000 Preference "D" Shares of RM0.01 each and by ACB of 26,670,000 Preference "F" Shares of RM0.01 each to Limpahjaya for a total sale consideration of RM1,007.92 million to be satisfied by RM0.01 million upfront cash payment, the issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of LCB Bonds together with up to 53.93 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 156.19 million new LCB Shares at RM1.00 per share, details of which are set out in Section 5.6 of the Main Circular
Proposed Divestment of Posim	:	The proposed divestment by Avenel of 83.70% equity interest in Posim comprising 170,097,271 Posim Shares to LLB (47,627,236 shares) and AMSB (122,470,035 shares) for a total sale consideration of RM499.42 million to be satisfied by netting-off against Inter-PLC Debts owing by the ACB Group to the LLB Group, details of which are set out in Section 5.9 of the Main Circular
Proposed Divestment of Silverstone	:	The proposed divestment by the ACB Group of 52.27% equity interest in Silverstone (held through Umatrac (106,096,118 shares) and ACB (470,888 shares)) comprising 106,567,006 Silverstone Shares to AMB for a total sale consideration of RM133.64 million to be satisfied by an issue of 127.28 million new AMB Shares at RM1.05 per share, details of which are set out in Section 5.10 of the Main Circular
Proposed GWRS	:	Proposed group wide restructuring scheme which comprises the Proposed Debt Restructuring Exercise, Proposed Corporate Restructuring Exercise and Proposed Divestment Programme for the Lion Group
Proposed Issue of Warrants	:	The proposed renounceable rights issue of approximately 251.92 million new Warrants at an issue price of RM0.10 per Warrant to the shareholders of ACB on the basis of 1 new Warrant for every 1 existing ACB Share held after the Proposed Capital Reconstruction for ACB at an entitlement date to be determined, details of which are set out in Section 5.12 of the Main Circular
Proposed Restricted Offer for Sale of LCB Shares	:	The proposed renounceable restricted offer for sale and/or sale of rights to allotment by ACB of up to 226.85 million LCB Shares to Eligible LCB Shareholders at an offer price of RM1.00 per LCB Share on the basis to be determined at a later date, details of which are set out in Section 5.11 of the Main Circular
Proposed Settlement of Inter-PLC Debts	:	• The proposed settlement of RM14.0 million of net inter-company indebtedness owing by the LCB Group to the ACB Group by way of: - LCB transferring to ACB, 8.97 million new AMB Shares at RM1.05 per share to be issued to LCB, and/ or the rights to allotment thereof; - LCB setting-off the purchase consideration payable by the ACB Group to LCB of RM2.09 million (after taking into account the Cash Yield Adjustment as explained in the Main Circular) for the Proposed Acquisition of Hiap Joo Chong; and - LCB issuing to ACB, RM2.02 million in net present value (RM3.05 million in nominal amount) of LCB Bonds together with up to 0.12 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 0.47 million new LCB Shares at RM1.00 per share;

- The proposed settlement of RM1,303 million aggregate net inter-company indebtedness owing by the ACB Group to the LLB Group and to the Posim Group by way of:
  - ACB Group setting-off the aggregate purchase consideration payable by LLB and AMSB (after taking into account the Cash Yield Adjustment as explained in the Main Circular) to the ACB Group for the Proposed Acquisition of Avenel (RM147.41 million), Proposed Divestment of CPB (RM243.38 million), Proposed Divestment of Posim (RM603.22 million) and the acquisition of the entire issued and fully paid-up share capital of Antara (RM130.72 million);
  - ACB paying AMSB, upfront cash of RM0.44 million; and
  - ACB issuing to LLB and AMSB, RM32.93 million in net present value (RM45.69 million in nominal amount) of ACB Bonds together with up to 1.78 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 144.90 million New ACB Shares at RM1.00 per share;

- The proposed settlement of RM17.0 million of net inter-company indebtedness owing by the ACB Group to the CPB Group by way of ACB paying upfront cash of RM0.19 million and issuing RM14.26 million in net present value (RM19.79 million in nominal amount) of ACB Bonds together with up to 0.77 million detachable new ACB Shares as equity kicker shares credited as fully paid-up and 2.55 million New ACB Shares at RM1.00 per share, to CPB; and

- The proposed settlement of RM222 million of aggregate net inter-company indebtedness owing by the ACB Group to the AMB Group and to Silverstone by way of:
  - ACB setting-off the consideration of RM97.38 million (after taking into account the Cash Yield Adjustment as explained in the Main Circular) payable by AMB to ACB for the Proposed Acquisition of Avenel;
  - ACB paying AMB, upfront cash of RM1.25 million; and
  - ACB issuing to AMB, RM94.45 million in net present value (RM131.03 million in nominal amount) of ACB Bonds together with up to 5.09 million detachable new ACB Shares as equity kicker shares as fully paid-up and 28.92 million New ACB Shares at RM1.00 per share

RCCPS	:	Redeemable cumulative convertible preference shares of RM0.01 each to be issued by AMB at an issue price of RM1.00 each pursuant to the Proposed Debt Restructuring Exercise of the AMB Group
Reference Principal Amount(s)	:	The principal amount(s) including capitalised interest (excluding Penalty Interest) owing by the ACB Scheme Companies to the relevant ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors) as at 30 June 1999 (being the date negotiated and agreed by the Lion Group with its core FI lenders)
Related-Party Proposals	:	The Proposed Acquisition of Akurjaya, Proposed Acquisition of Hiap Joo Chong, Proposed Acquisition of Avenel, Proposed Acquisition of Lion Plaza, Proposed Divestment of Megasteel, Proposed Divestment of LLB, Proposed Divestment of CPB, Proposed Divestment of Posim, Proposed Divestment of Silverstone and Proposed Settlement of Inter-PLC Debts
Reporting Accountants	:	Messrs PricewaterhouseCoopers
SAM	:	Suzuki Assemblers Malaysia Sdn Bhd, a 49% owned associated company of AMB
SC	:	Securities Commission
Scheme	:	The Proposed Corporate Restructuring Exercise, Proposed Divestment Programme and Proposed Debt Restructuring Exercise in relation to the relevant PLC Group

Scheme Compan(y)ies	:	The compan(y)ies of the relevant PLC Group which are proposed to be included in the relevant Scheme
Scheme Creditor(s)	:	The Control Secured ACB Scheme Creditor(s), Secured ACB Scheme Creditor(s) and Unsecured ACB Scheme Creditor(s) (including FI lender(s), Non-FI creditor(s) and Inter-PLC Creditor(s)) (as the case may be) of the relevant Scheme Companies whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise
Secured ACB Scheme Creditor(s)	:	ACB Group FI Lender(s) to the ACB Scheme Companies whose debts are secured against assets of the ACB Group or against assets of third parties, as set out in Appendix VI(a) of the Main Circular
SFI	:	Sabah Forest Industries Sdn Bhd, a 97.8% owned subsidiary of Posim
Share(s)	:	Ordinary share(s) of RM1.00 each (except for CPB where it refers to ordinary share(s) of RM0.50 each)
Silverstone	:	Silverstone Berhad, a 52.4% owned subsidiary of ACB
Sin Seng	:	Sin Seng Investment Pte Ltd
SMPC	:	SMPC Metal Industries Bhd
Southern Steel	:	Southern Steel Bhd
Teck Bee Mining	:	Teck Bee Mining (M) Sendirian Berhad
Tirta	:	Tirta Enterprise Sdn Bhd
Trillionvest	:	Trillionvest Sdn Bhd
TSWC	:	Tan Sri William H. J. Cheng
TSWC Concert Parties	:	The TSWC Group and parties acting in concert with them, which include the TSWC Vendor Group, the ACB Group and AMB
TSWC Group	:	TSWC and DAC collectively
TSWC Vendor Group	:	TSWC Group and companies deemed connected to the TSWC Group (namely Amanvest, Araniaga, Bayview, Ceemax, Finlink, Happyvest, Horizon Towers, JJSB, Lancaster, LDP, LHPL, LHSB, LM, Panoron, Teck Bee Mining, Tirta, Trillionvest and WCSB) who have entered into sale and purchase agreements in relation to the Proposed GWRS
Umatrac	:	Umatrac Enterprises Sdn Bhd, a wholly-owned subsidiary of ACB
Unconditional Date	:	The date on which the last of all conditions precedent for the Proposed ACB Scheme is satisfied
UK	:	United Kingdom
USA	:	United States of America
Unsecured ACB Scheme Creditor(s)	:	ACB Scheme Creditor(s) other than Control Secured ACB Scheme Creditor(s) and Secured ACB Scheme Creditor(s), as set out in Appendix VI(a), Appendix VI(b) and Appendix VIII of the Main Circular
Utara Enterprise	:	Utara Enterprise Sdn Bhd
Viewtrain	:	Viewtrain Company Limited
WAMP	:	Weighted average market price

Warrant(s)	:	Approximately 251.92 million 4½ years warrants 2003/2007 to be issued pursuant to the Proposed Issue of Warrants, each warrant carrying the right to subscribe for 1 new ACB Share during the Exercise Period at an exercise price of RM1.10 per ACB Share
WCSB	:	William Cheng Sdn Bhd
YTM	:	Yield to maturity
Currencies:		
RM and sen	:	Ringgit Malaysia and sen respectively
SGD	:	Singapore Dollar
USD and cents	:	United States Dollar and cents respectively

CONTENTS

Arthur Andersen & Co
Chartered Accountants

Level 23A, Menara Milenium
Jalan Damanlela
Pusat Bandar Damansara
Damansara Heights
50490 Kuala Lumpur
P O Box 11040
50734 Kuala Lumpur

Tel 03 -2087 7000
Fax 03 -2095 9076/8

17 January, 2003

To : The Minority Shareholders of ACB

Dear Sir/Madam

- **PROPOSED ACQUISITION OF AKURJAYA**
- **PROPOSED DIVESTMENT OF MEGASTEEL**
- **PROPOSED DIVESTMENT OF LLB**
- **PROPOSED ACQUISITION OF AVENEL**
- **PROPOSED DIVESTMENT OF POSIM**
- **PROPOSED DIVESTMENT OF CPB**
- **PROPOSED DIVESTMENT OF SILVERSTONE**
- **PROPOSED ACQUISITION OF HIAP JOO CHONG**
- **PROPOSED ACQUISITION OF LION PLAZA**
- **PROPOSED SETTLEMENT OF INTER-PLC DEBTS**

1.0 INTRODUCTION

On 5 July, 2000, 19 October, 2000 and 8 October, 2001, the Lion Group announced the Proposed GWRS encompassing various proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises, which is envisaged to enable the Lion Group to continue operations on a going-concern basis and to provide the Lion Group (and the Proposed ACB Scheme Companies in particular), with the financial ability to meet their financial commitments to the Scheme Creditors.

However, subsequent to the announcement on 8 October, 2001 and following the close of the financial period ended 31 December, 2001, the Lion Group's management re-examined the operational performance and actual financial results achieved by Megasteel and SFI and have consequently revised downwards the profit and cash flow forecasts and projections of the 2 companies. These consequential revisions and adjustments to the Proposed GWRS were announced on 26 March, 2002.

Amongst others, the Proposed GWRS entails the following Related-Party Proposals concerning the ACB Group:

(a) Proposed Acquisition of Akurjaya;

(b) Proposed Divestment of Megasteel;

(c) Proposed Divestment of LLB;

(d) Proposed Acquisition of Avenel;

(e) Proposed Divestment of Posim;

(f) Proposed Divestment of CPB;

(g) Proposed Divestment of Silverstone;

(h) Proposed Acquisition of Hiap Joo Chong;

(i) Proposed Acquisition of Lion Plaza; and

(j) Proposed Settlement of Inter-PLC Debts

On 9 May, 2002, the Lion Group announced that the Foreign Investment Committee ("FIC"), Ministry of International Trade and Industry ("MITI") and Controller of Foreign Exchange ("BNM"), have approved the relevant proposals within the revised Proposed GWRS that had required their respective approvals. On 12 July, 2002, the Lion Group announced the conditional approvals from the SC. Amongst others, the conditional approvals from the SC requires the Independent Adviser (i) to disclose, address and provide its views on the qualifications and emphasis of matters raised by the Reporting Accountants as well as (ii) to provide detailed justifications on the valuation of the respective Related-Party Proposals.

On 16, 18, and 25 September, 2002, the Court-Convened Meetings of the ACB Scheme Creditors were conducted and all the ACB Scheme Companies obtained either unanimous or above the requisite votes for the Proposed Debt Restructuring for the ACB Group pursuant to the Companies Act, 1965 ("Cos Act"). Similarly, on 26 September, 2002, Silverstone obtained its shareholders' approval for the scheme of arrangement between Silverstone and its subsidiaries involving the proposed acquisition by AMB of 100% equity interest in Silverstone.

In view of the interests of the Interested Directors' namely, Jen (B) Tan Sri Dato' Zain Hashim, Pee Kang Seng @ Lim Kang Seng, TSWC, Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim and M Chareon Sae Tang @ Tan Whye Aun in the Related-Party Proposals as disclosed in Section 12 of the Main Circular and in compliance with Chapter 10 of the Listing Requirements of KLSE, ACB has appointed Arthur Andersen & Co ("Andersen") on 7 September, 2000 as Independent Adviser to advise the Independent Directors and minority shareholders of ACB on the fairness and reasonableness of the financial terms of the Related-Party Proposals. The KLSE and SC approved the appointment of Andersen as the Independent Adviser on 9 October, 2000 and 13 October, 2000 respectively.

We wish to emphasise that our role as the Independent Adviser does not extend to expressing an opinion on the commercial merits of the Proposed GWRS. The valuation and pricing on each of the entities referred to in the Related-Party Proposals were arrived at and agreed to on a willing-buyer-willing-seller basis by the Board with the transacting parties, excluding the Interested Directors.

The purpose of this IAC is to provide the Independent Directors and minority shareholders of ACB with an independent evaluation of the financial terms of the Related-Party Proposals and our recommendations thereof.

MINORITY SHAREHOLDERS ARE ADVISED TO READ BOTH THIS IAC AND MAIN CIRCULAR, WHICH HAS BEEN DESPATCHED TO YOU EARLIER AND WHICH YOU SHOULD HAVE RECEIVED BY NOW, AND TO CONSIDER CAREFULLY THE RECOMMENDATION CONTAINED HEREIN BEFORE VOTING ON THE RESOLUTIONS PERTAINING TO THE RELATED-PARTY PROPOSALS TO BE TABLED AT THE FORTHCOMING EGM OF ACB.

ANDERSEN'S EVALUATION AS SET OUT HEREINAFTER IS RENDERED SOLELY FOR THE BENEFIT OF THE MINORITY SHAREHOLDERS OF ACB AS A WHOLE. MINORITY SHAREHOLDERS SHOULD NOTE THAT WE, ANDERSEN, HAVE NOT GIVEN ANY CONSIDERATION TO THE SPECIFIC INVESTMENT OBJECTIVES, FINANCIAL SITUATIONS AND PARTICULAR NEEDS OF ANY SHAREHOLDER OR ANY SPECIFIC GROUP OF SHAREHOLDERS. WE RECOMMEND THAT ANY INDIVIDUAL SHAREHOLDER OR ANY SPECIFIC GROUP OF SHAREHOLDERS OF ACB WHO MAY REQUIRE ADVICE IN RELATION TO THE PROPOSALS IN THE CONTEXT OF THE INDIVIDUAL OR GROUP'S OBJECTIVES, FINANCIAL SITUATIONS AND PARTICULAR NEEDS, TO CONSULT THEIR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

2.0 EVALUATION OF THE RELATED-PARTY PROPOSALS

Andersen was not involved in the negotiations pertaining to the terms, conditions and structure of the Related-Party Proposals. In evaluating each of the Related-Party Proposals, we have relied on the relevant information provided by ACB and assumed that there is no omission or non-disclosure of material information on the part of ACB. We have also relied on the representations and communications, whether oral or otherwise, in relation to the Related-Party Proposals, received from ACB, including its Board, managers, employees and any agent or representative and other publicly available information.

We have not independently verified all such representations and information relating to the Related-Party Proposals that the ACB Group disclosed herein, nor do we warrant that all or any of the publicly available information used or relied upon in our evaluation of the Related-Party Proposals are exhaustive. The Board, including the Independent Directors of ACB, have confirmed to us that they collectively and individually accept responsibility for the accuracy of the information provided herein pertaining to the Related-Party Proposals and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there is no omission of any material fact that would make any representations and information provided to us incomplete, misleading or inaccurate.

Andersen, as the Independent Adviser, has evaluated the Related-Party Proposals and has considered various factors which we believe are critical in forming an opinion on the fairness and reasonableness of the financial terms of each of the Related-Party Proposals. Our procedures and enquiries did not include any verification work, physical or otherwise, and did not constitute an audit on the representations and information which we have relied upon in preparing this IAC.

In carrying out the evaluation, Andersen as the Independent Adviser, have evaluated the Related-Party Proposals in the context in which they arise and in rendering our advice, we have considered the following factors for each of the Related-Party Proposals:

- whether the rationale for the proposal is in the best interest of ACB;
- the basis in arriving at the purchase or sale consideration; and
- mode of settlement of the purchase or sale consideration.

As stated in Section 11 of the Main Circular, the Proposed ACB Scheme, including the Related-Party Proposals, is an integral part of the Proposed GWRS and the implementation of the Proposed GWRS is subject to various conditions precedent as set out in that section. Hence, the Related-Party Proposals as mentioned earlier would have to be considered in the context of the overall rationale of and intended benefits from the Proposed ACB Scheme.

The ACB Group recorded losses after taxation ("LAT") for the financial year ("FY") ended 30 June, 2002. Based on the audited consolidated balance sheet of the ACB Group as at 30 June, 2002, the shareholders deficit and net liabilities ("NL") per share stood at RM1,180 million and RM1.21 respectively. Please refer to Section 3 of the Main Circular for other details of the financial position of ACB as at 30 June, 2002.

As set out in Section 4 of the Main Circular, the main objective of the Proposed ACB Scheme is to enable each of the ACB Scheme Companies to continue operations as a going-concern and in the medium to long term, enhance value for all shareholders and Scheme Creditors of the ACB Scheme Companies and to ensure that the ACB Scheme Companies are able to meet their commitments to the ACB Scheme Creditors. The Board believes that the proposed redemption/repayment to the ACB Scheme Creditors under the Proposed ACB Scheme is better than a liquidation scenario. As for ACB shareholders, the main benefit of the Proposed ACB Scheme is that each of the ACB Scheme Companies will be able to continue its operations on a going-concern basis and with its debts restructured, the management of the ACB Group would be able to focus on creating value for its shareholders.

The overall concept of the Proposed ACB Scheme is essentially a rescheduling of the ACB Scheme Companies' debt so that their debts may be repaid in a structured and timely manner moving forward. Under the Proposed ACB Scheme, there is up-front dedication of cash flows for redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debt where the available cash flows (after setting aside a certain amount to cater for future contingencies) are matched with the debt obligations of ACB. The identified sources of cash flow that would support the repayment/redemption of the ACB Bonds and the ACB-SPV Consolidated and Rescheduled Debts comprise mainly (i) net proceeds from the disposal of assets in the Proposed Divestment Programme for the ACB Group, (ii) proceeds from the redemption of LCB Bonds and (iii) proceeds from the sale of the LCB Shares. The diversified sources of cash flow backing the said instruments are intended to reduce the risk of default, which would be beneficial to the stakeholders.

2.1 Proposed Acquisition of Akurjaya

Rationale

ACB currently has 70% equity interest in Akurjaya, an investment holding, plantation management and property development company. The Akurjaya Group's land-bank is located in Selangor, Negeri Sembilan, Kedah, Perak and Johor in West Malaysia. Please refer to Appendix II(a) of the Main Circular for other information on Akurjaya. As stated in Section 5.2.5 of the Main Circular, the Proposed Acquisition of Akurjaya is to enable ACB to consolidate its control in Akurjaya from 70% to 100% so as to enable ACB to fully tap into Akurjaya's future cash flows, which includes, inter-alia, future potential development values of the vast tract of land-bank and divestment proceeds from the disposal of its 40% equity interest in Megasteel to the LCB Group, for its Proposed Debt Restructuring Exercise. As stated in Section 5.2.1 of the Main Circular, there are no additional financial commitments required from ACB in putting the businesses of Akurjaya on-stream and save for the undertaking by Akurjaya as stated in Section 5.5.5 of the Main Circular, there are no liabilities to be assumed by ACB arising from the Proposed Acquisition of Akurjaya.

Basis of purchase consideration

As stated in Section 5.2.3 of the Main Circular and announced by ACB on 8 January, 2003, the purchase consideration of about RM385.51 million for the remaining 30% equity interest or 19.05 million shares in Akurjaya was arrived at on a willing buyer-willing seller basis and is based on the audited proforma consolidated net tangible assets ("NTA") of Akurjaya as at 30 June, 2002 of RM1,285.02 million after adjusting for, inter alia, (i) the open market value of the properties held by Akurjaya as approved by the SC of RM973.8 million less net revaluation deficit of RM1.7 million arising from one of the properties of which a sale and purchase agreement has been executed, (for information purposes, Khong & Jaafar Sdn Bhd and C H Williams Talhar & Wong Sdn Bhd, both firms of independent professional valuers have assessed the open market value of such properties as at 31 July 2001 of RM991.1 million, using predominantly comparison method and together with discounted cash flow ("DCF") and residual methods) and (ii) restating the cost of investment in Megasteel of RM198.9 million based on a DCF valuation of the future cash flows of Megasteel. The details of the properties of Akurjaya are elaborated in Appendix II(a) of the Main Circular.

In evaluating the purchase consideration of Akurjaya, we have compared the purchase consideration against the proforma consolidated NTA of Akurjaya, adjusted for the open market value of properties based the valuation conducted by the abovementioned professional valuers and restating the cost of investment of Megasteel based on the DCF valuation, as at 30 June, 2002 which can be summarised as follows:

	30 June, 02 Audited RM'million
Consolidated NTA[1]	364.4[2]
Adjustments:	
- Net revaluation surplus net of deferred taxation	186.7
- 40% equity interest in Megasteel net of cost of investment[3]	734.0
Proforma consolidated NTA	1,285.1
30% of proforma consolidated NTA	385.53
Purchase consideration of Proposed Acquisition of Akurjaya	385.51
Discount of purchase consideration over proforma consolidated NTA (%)	minimal

Notes: [1] *Included in the above NTA is approximately 10.55 million ordinary shares of Lion Teck Chiang Ltd with a par value of SGD0.50 each ("LTC Shares"), held by Akurjaya at a book value of RM17.93 million as at 30 June, 2002. No adjustment has been made in the audited NTA of Akurjaya as the investment in LTC Shares is held on a long term view according to the Board. On 3 January, 2003, being the latest practicable date of this IAC, the last transacted price of LTC Shares was SGD0.10 each.*

[2] *Audited NTA as at 30 June, 2002 of RM359.4 million and adjusting for a gain of about RM5 million arising from the Principal Waived to Akurjaya and its subsidiary companies under the Proposed GWRS.*

[3] *There has not been an independent valuation conducted on the equity interest in Megasteel and this DCF valuation was determined by the Board of about RM933 million for the 40% equity interest. Akurjaya's audited investment in Megasteel, which represents its cost of investment and its share of post-acquisition losses approximated RM198.9 million as at 30 June, 2002.*

The purchase consideration of RM385.51 million approximated the audited proforma consolidated NTA of Akurjaya as at 30 June, 2002.

Price-to-book ratios of selected companies listed on the KLSE

We have considered the price-to-book ratio of the following listed companies on the KLSE involved in oil palm and rubber plantation and/or property development activities based on their respective closing prices as at 3 January, 2003 in our assessment of the purchase consideration of Akurjaya, which can be summarized as follows:

Company	FY end (d/m/y)	Audited NTA per share	Trading price per share on 3 Jan, 03 [1]	Price-to-book ratio
		RM	RM	times
Kumpulan Guthrie Bhd	31/12/01	2.36	2.12	0.9
SCB Developments Bhd	31/12/01	4.14	4.54	1.1
Proposed Acquisition of Akurjaya (as applied to the audited proforma consolidated NTA of Akurjaya as at 30 June, 2002)		*n/a*	*n/a*	*1.0*

Notes: [1] *Being the latest practicable date of this IAC.*
Source: Bloomberg, KLSE's website and latest available annual report of respective companies.

Based on the above, the price-to-book ratio arising from the purchase consideration for the Proposed Acquisition of Akurjaya is within the range of price-to-book ratio of 0.9 to 1.1 time of the companies listed on the KLSE which has been selected, as at 3 January, 2003 respectively.

It should be noted that the above serves as an illustration only as the companies selected may not be directly comparable to Akurjaya in terms of marketability of its shares, size and diversity of businesses, profit track records, financial strength and prospects.

We have not considered the historical price-earning ("PE") multiple of the purchase consideration as Akurjaya recorded losses for the 2 FYs ended 30 June, 2002.

Mode of settlement of the purchase consideration

As stated in Section 5.2.2 of the Main Circular, the Proposed Acquisition of Akurjaya shall be settled by the issue of 385.51 million new ACB Shares at RM1.00 per share, derived based on the pricing basis as set out in Section 5.15 of the Main Circular. The monthly high and low prices of ACB Shares as traded on the KLSE for the past 12-months from January 2002 to December 2002 is provided in Appendix I(a) of the Main Circular, the highest and lowest theoretical traded prices for those 12-months being RM0.90 and RM0.20 per ACB Share respectively. The theoretical prices are after adjusting for the Proposed Capital Reconstruction for ACB. The theoretical 5-days weighted average market price ("WAMP") up to and theoretical closing price of ACB Shares as at 3 January, 2003, being the latest practicable date of this IAC was RM0.20 per ACB Share.

Evaluation summary

Given that ACB presently owns 70% of Akurjaya and the Proposed Acquisition of Akurjaya:

- will enable ACB to fully tap into Akurjaya's future cash flows and divestment proceeds from the Proposed Divestment of Megasteel to facilitate in the Proposed Debt Restructuring Exercise of the ACB Group;

- is based on the audited proforma consolidated NTA as at 30 June, 2002, adjusted (i) for the open market value of properties as assessed by firms of professional valuers, which was approved by the SC less net revaluation deficit of RM1.7 million arising from one of the properties of which a sale and purchase agreement has been executed and (ii) to take into account the proposed divestment consideration of its 40% equity stake in Megasteel. It is also stated in Section 5.2.1 of the Main Circular that save for the undertaking by Akurjaya as mentioned in Section 5.5.5 of the Main Circular, there are no further liabilities to be assumed by ACB arising from the Proposed Acquisition of Akurjaya. It is to be noted that as part of SC's conditional approval received on 12 July, 2002, the purchase consideration for the Proposed Acquisition of Akurjaya, which is based on its audited proforma consolidated NTA, must not be less than the latest audited NTA value of Akurjaya to be based on cut-off dates which shall not be earlier than 4 months prior to the date of completion; and

- will be settled by the issue of 385.51 million of new ACB Shares at an issue price of RM1.00 which represents the par value of ACB Shares subsequent to the Proposed Capital Reconstruction for ACB. The issue price of the new ACB Shares at RM1.00 each represents a 108% premium over the theoretical market price of ACB Shares of RM0.48 as at 16 July, 2002 (as set out in Section 5.15 of the Main Circular), being the price-fixing date and after adjusting for the Proposed Capital Reconstruction for ACB.

the rationale, basis in which the purchase consideration has been arrived at and mode of settlement for the Proposed Acquisition of Akurjaya are fair and reasonable.

2.2 Proposed Divestment of Megasteel

Rationale

The current shareholders and respective shareholding as indicated in brackets, of Megasteel are Limpahjaya (50% plus 1 share), Akurjaya (40%) and Khazanah Nasional Berhad ("Khazanah") (10%). As stated in Section 5.6.2 of the Main Circular, it is proposed that Akurjaya sells its 40% equity stake in Megasteel comprising 240 million Megasteel Shares, Crystavel, its 49 million Preference "D" Shares of RM0.01 each, and ACB, its 26.67 million Preference "F" Shares of RM0.01 each (collectively "Megasteel Interest") to Limpahjaya for a total consideration of RM1,007.92 million. As stated in Section 5.6.1 of the Main Circular, ACB Group's expected gain on disposal of Megasteel Shares, after taking into account its share of post acquisition reserves in Megasteel is RM728.0 million. Crystavel and ACB would not record any gain/loss on the disposal of the Preference "D" Shares and Preference "F" Shares of RM0.01 each respectively.

Megasteel operates a flat steel products mill plant in Selangor and its principal product namely hot rolled coils ("HRC"), is one of the key raw material used in higher value-added manufacturing, engineering, industrial and construction-related applications. Please refer to Appendix III(a) of the Main Circular for other information on Megasteel. The Proposed Divestment of Megasteel will enable the LCB Group, via Limpahjaya, to consolidate its interest in Megasteel from 50% to 90%.

As stated in Section 5.6.5 of the Main Circular, the Proposed Divestment of Megasteel forms part of the ACB Group's programme to divest its non-core and peripheral assets and businesses, which are not synergistic to the ACB Group's business and to unlock the value of its investment and receive LCB Bonds and LCB Shares which can be used to support the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts pursuant to its Proposed Debt Restructuring Exercise.

As stated in Section 5.6.1 of the Main Circular, no liabilities would be assumed by Akurjaya, Crystavel and ACB pursuant to the Proposed Divestment of Megasteel.

Basis of sale consideration

As stated in Section 5.6.3 of the Main Circular, the sale consideration of RM1,007.92 million for the Megasteel Interest was arrived at on a willing-buyer-willing-seller basis. The DCF valuation for the 40% equity interest held by Akurjaya of approximately RM933 million or RM3.88 per ordinary share was derived from Megasteel's cash flows over an 11-year period from 2001 to 2011, plus a terminal value, totaling RM4,250 million, both discounted at a rate of 11.93%. It is to be highlighted that the DCF valuation of RM4,250 million as stated in the Main Circular is before taking into account the total debts of about RM1,918 million in Megasteel as at 30 June, 2001 estimated by the Board. The 49 million Preference "D" Shares of RM0.01 each from Crystavel and 26.67 million Preference "F" Shares of RM0.01 each from ACB are valued at approximately RM75 million.

It is to be highlighted that there is no independent valuation conducted on the equity shares of Megasteel and as stated in Section 5.6.3 of the Main Circular, the discounted cash flows of Megasteel over a period between 2001 to 2011, plus a terminal value, were determined by the Board after due and careful enquiry, taking into consideration the prevailing and expected demand and market conditions over the time horizon. Based on the cash flows projections extended to us by the Lion Group's management in February 2002 which has been used in the DCF valuation of the Proposed Divestment of Megasteel, the terminal value is based on a multiple of 5 times over the projected maintainable cash flows of Megasteel for the FY ending 30 June, 2011.

This sale consideration is based on ACB's announcement on 26 March, 2002.

We have compared the sale consideration against the 40% equity interest of the audited NTA of Megasteel as at 30 June, 2001 and audited NTA as at 30 June, 2002, respectively which can be summarised as follows:

	30 June, 01 Audited	30 June, 02 Audited
	RM'million	RM'million
40% of NTA*	172.9	152.5
Add : Preference "D" and "F" Shares together with share premium	75.0	75.0
	247.9	227.5
Sale consideration of Proposed Divestment of Megasteel	1,007.9	1,007.9
Premium of sale consideration over NTA and book value of Preference "D" and "F" together with share premium	307%	343%

Notes: * *The NTA computation excludes Preference "D", "E" & "F" Shares together with their premium of RM0.99 per share, approximating RM86.2 million. Preference "E" Shares in Megasteel are entirely held by Khazanah.*

The divestment consideration of RM1,007.92 million, therefore, represents a premium of about 307% and 343% of the 40% audited NTA and approximate book value of Preference "D" and "F" Shares including the share premium as at 30 June, 2001 and 30 June, 2002 respectively.

It is to be highlighted that the above NTA computation as at 30 June, 2001 and 2002 includes the freehold land in Megasteel based on a valuation conducted in 1998. There has not been any recent independent valuation conducted on the freehold land nor other landed properties of Megasteel.

Price-to-book ratios of selected companies listed on the KLSE

We have considered the price-to-book ratio of the following listed companies on the KLSE involved in the manufacture of steel and iron products such as steel bars, steel wire, wire rods, iron and steel billets and cold rolled steel based on their respective closing prices as at 25 March, 2002 and 3 January, 2003 in our assessment of the divestment price of Megasteel, which can be summarized as follows:

Company	FY end (d/m/y)	Audited NTA per share	Trading price per share on 25 Mar, 02[1]	Price-to-book ratio	Trading price per share on 3 Jan, 03[2]	Price-to-book ratio
		RM	RM	times	RM	times
Malayawata Steel Bhd ("Malayawata")	31/03/02, 31/03/01	2.60, 2.48	1.40	0.6	1.83	0.7
Maruichi Malaysia Steel Tube Bhd ("Maruichi")	31/01/02[3] 31/01/02	3.95 7.89	6.40	0.8	2.30	0.6
Ann Joo Resources Bhd ("Ann Joo")	31/12/01	1.31	0.96	0.7	0.95	0.7
Southern Steel Bhd ("Southern Steel")	31/12/01	1.07	0.68	0.6	1.10	1.0
SMPC Metal Industries Bhd ("SMPC")	31/01/02	1.06	1.01	1.0	0.70	0.7
Proposed Divestment of Megasteel		*n/a*	*n/a*	*5.4*[4]	*n/a*	*5.4*[4]

Notes: [1] *Being the last trading day prior to the announcement of Proposed Divestment of Megasteel by ACB on 26 March, 2002.*
[2] *Being the latest practicable date of this IAC.*
[3] *Adjusting for the bonus issue of 1-for-1 in Maruichi which was completed on 9 September, 2002.*
[4] *Computed as acquisition price per ordinary share of RM3.88 over the audited NTA per ordinary share of RM0.72 as at 30 June, 2001.*
Source: *Bloomberg, KLSE's website and latest available annual report of respective companies.*

The price-to-book ratio arising from the Proposed Divestment of Megasteel is higher than the price-to-book ratios of the other companies as mentioned above at the time the announcement of the Proposed Divestment of Megasteel and at the latest practicable date of this IAC.

It should be noted that the above serves as an illustration only as the companies selected may not be directly comparable to Megasteel in terms of marketability of its shares, size and diversity of businesses, profit track records, financial strength and prospects.

Recent transactions in relation to companies involved in steel products.

We also have considered the price-to-book ratio arising from the recent transactions concerning acquisitions of companies involved in steel products as summarized as follows:

Acquirer	Transaction	Date of circular of Acquirer (d/m/y)	Price-to-book ratio[1] Times
Hume Industries (Malaysia) Bhd ("HIMB")	Acquired 40.75% equity interest or 115 million shares in Southern Steel for about RM132.3 million ("Acquisition of Southern Steel by HIMB")	30 Apr, 02	1.0
AMSB	Acquired 100% equity interest or 216.4 million shares in Antara for about RM108.2 million	13 Mar, 02	1.0[2]
Ann Joo	Acquired 30.03% equity interest or 60.5 million shares in Malayawata for about RM201.6 million ("Acquisition of Malayawata by Ann Joo")	13 June, 00	1.7
SMPC	Acquired 100% equity interest or 1.5 million shares in Duro Metal Industrial (M) Sdn Bhd ("DMISB") for about RM19.5 million ("Acquisition of DMISB by SMPC")	22 June, 00	2.0
Southern Steel	Acquired 50% equity interest or 1.7 million shares in Brisk Steel Products Sdn Bhd ("BSPSB") for about RM22.5 million ("Acquisition of BSPSB by Southern Steel")	8 May, 00	1.1
Proposed Divestment of Megasteel			*5.4*

Notes [1] *Based on the acquisition price over respective NTA of the target companies as mentioned in the respective circulars.*

[2] *This price-to-book ratio is based on the acquisition price over the unaudited proforma NTA of Antara as at 30 September, 2000, which formed the basis of consideration. However, based on the audited accounts of Antara as at 31 December, 2000 and the agreement that its net liabilities shall be no more than RM10 million at the completion date as extracted from the independent advice letter as at 11 March, 2002, the acquisition price would translate to a price-to-book ratio of about 0.3 times.*

The price-to-book ratio arising from the Proposed Divestment of Megasteel is higher than the price-to-book ratios of the other companies as mentioned above.

Hence based on the comparative above statistics using price-to-book ratios, the sale consideration of the Proposed Divestment of Megasteel is favourable to ACB given that Megasteel recorded losses for FY ended 30 June, 2002 and is not listed.

Discount rate employed in the DCF valuation on Megasteel

As stated in Section 5.6.3 of the Main Circular, the discount rate of 11.93% was negotiated on a willing buyer-willing seller basis after taking into consideration, *inter alia*, the betas of comparable companies listed on the KLSE which are principally involved in steel related businesses similar to Megasteel, rate of return on investment in Malaysian Government Securities and market return which is based on the average annual return of the KLSE Composite Index.

In our evaluation of the discount rate employed, we have considered the estimated cost of capital of ACB's and the weighted average cost of capital ("WACC") of Megasteel. The cost of capital of ACB is estimated via the Capital Asset Pricing Model ("CAPM") whereby:

- the indicative yield of 10-year Malaysian Government Securities averaging 4%, obtained from BNM's website, has been used to estimate the risk free rate;
- the average annual return of the Kuala Lumpur Composite Index from 1992 to 2001 plus average dividend yield to estimate the expected total return on market of about 12%, obtained from Bloomberg; and
- the published beta of ACB of 1.31 as obtained from Bloomberg.

Using the above variables, the cost of capital of ACB is estimated to be about 14.5%. This could represent the estimated required return of the shareholders of ACB in relation to the Proposed Divestment of Megasteel.

At the same time, the WACC of Megasteel is estimated to approximate 13%, computed from an average cost of debt of about 10% in and cost of equity of 31% for Megasteel as well as its debt to value ratio, which represents the proportion of debt in the capital structure (i.e. debt and equity) in Megasteel, of about 77% based on the audited accounts as at 30 June, 2001. The cost of equity of 31% for Megasteel is computed via CAPM using the same variables as above with the exception of the beta whereby published capitalisation weighted ungeared beta approximating 1.0 of Malayawata, Maruichi, Ann Joo, Southern Steel, Choo Bee Metal Industries Bhd and SMPC have been used to estimate the geared beta for Megasteel.

Hence, the 40% equity interest of about RM933 million based on the DCF valuation of Megasteel is fair and reasonable given that the discount rate of 11.93% employed in the valuation of Megasteel falls below the estimated WACC of Megasteel and estimated cost of equity of ACB of 13% and 14.5% respectively. A higher discount rate would result in a lower DCF valuation.

We have compared the multiple of 5 times adopted by the Board to obtain the terminal value for Megasteel against PE multiple arising from the recent transactions concerning acquisitions of companies involved in steel products as well as companies listed on the KLSE based on their respective closing prices as at 25 March, 2002 and 3 January, 2003 in our assessment of the divestment price of Megasteel, which is summarised below:

Recent transactions in relation to companies involved in steel products.

We also have considered the PE multiple ratio arising from the recent transactions concerning acquisitions of companies involved in steel products as summarized as follows:

Acquirer	Transaction	Date of circular of Acquirer	PE multiple
		(d/m/y)	times
Melewar Equities Sdn Bhd ("Melewar")	Acquired 31.6% equity interest in Maruichi[1] ("Acquisition of Maruichi")	n/a	10.3[2]
SMPC	Acquisition of DMISB by SMPC	22 June, 00	8.0[3]
Southern Steel	Acquisition of BSPSB by Southern Steel	8 May, 00	19.9[3]
Proposed Divestment of Megasteel (PE multiple applied to obtain terminal value in DCF valuation)			*5.0*

Notes [1] *As reported in The Edge's website on 3 October, 2002, Melewar acquired the 31.6% or 50.0 million shares in Maruichi in off-market deals at an average of RM3.50 per share or for about RM175 million on 27 September, 2002.*

[2] *Based on the average acquisition price of RM3.50 per share over the audited enlarged EPS of 34 sen, after adjusting for its bonus issue of 1-for-1 which was completed in 9 September, 2002, of Maruichi for its FY ended 31 January, 2002.*

[3] *Based on the acquisition price over respective EPS of the target companies as mentioned in the respective circulars.*

The multiple of 5 times used in arriving at the terminal value is below the range of PE multiple of 8.0 to 19.9 of the recent transactions as mentioned above. This is considered reasonable given that Megasteel recorded losses for FY ended 30 June, 2002 and is not listed.

PE multiples of selected companies listed on the KLSE

Company	FY end (d/m/y)	Audited EPS/(LPS)	Trading price per share on 25 Mar, 02[1]	PE multiple	Trading price per share on 3 Jan, 03[2]	PE multiple
		sen	RM	times	RM	times
Malayawata	31/03/02, 31/03/01	15, (10)	1.40	-	1.83	12.2
Maruichi	31/01/02[3], 31/01/02	34, 68	6.40	9.4	2.30	6.8
Ann Joo	31/12/01	6	0.96	16.0	0.95	15.8
Choo Bee Metal Industries Bhd	31/12/01	14	1.45	10.4	1.18	8.4
Proposed Divestment of Megasteel (PE multiple applied to obtain terminal value in DCF valuation)		*n/a*	*n/a*	*5.0*	*n/a*	*5.0*

Notes: [1] *Being the last trading day prior to the announcement of Proposed Divestment of Megasteel by ACB on 26 March, 2002.*

[2] *Being the latest practicable date of this IAC.*

[3] *Adjusting for the bonus issue of 1-for-1 in Maruichi which was completed on 9 September, 2002.*

Source: Bloomberg, KLSE's website and latest available annual report of respective companies.

The multiple of 5 times used in arriving at the terminal value is below the range of PE multiple of 9.4 to 16.0 times as at 25 March, 2002 and 6.8 to 15.8 times as at 3 January, 2003 of the selected companies. This is considered reasonable given that Megasteel recorded losses for FY ended 30 June, 2002 and is not listed.

Hence, based on the comparative statistics on an overall basis and the fact that Megasteel recorded losses for its 2 FY ended 30 June, 2002, it is not listed as well as the Proposed Divestment of Megasteel is to the existing controlling shareholders in Megasteel, we are of the opinion that the divestment consideration for the Proposed Divestment of Megasteel is fair and reasonable.

We wish to highlight that Andersen's scope does not include procedures considered necessary under generally accepted auditing standards for the purpose of expressing an opinion on those cash flow projections. It should be noted that the cash flow projections cover an extended future period for which there are inherent risks and Andersen does not provide any representation or warranty with respect to the possibility of their achievement. In particular, as stated and elaborated in Section 9.7(b) of the Main Circular, the Reporting Accountants have qualified that the achievability of the profit forecast of Megasteel for the FY ending 30 June, 2003, is dependent on certain key assumptions, therefore, the actual results of Megasteel for FY ending 30 June, 2003 could be different from that forecasted and the differences may be material. Hence, any material change to the profit forecast of Megasteel for FY ending 30 June, 2003 could in turn have an effect on the cash flow projections of Megasteel, which would then have an impact on the DCF valuation of Megasteel. Having considered the qualification raised by the Reporting Accountants as mentioned in Section 9.7(b) of the Main Circular, and taking into account that the sale consideration for the Proposed Divestment of Megasteel has been agreed upon on a willing-buyer-willing-seller basis, that qualification does not have any material impact in our evaluation of the Proposed Divestment of Megasteel.

We have not considered the historical PE multiple of the sale consideration as Megasteel recorded losses for the 2 FYs ended 30 June, 2002.

Mode of settlement of the sale consideration

As stated in Section 5.6.2 of the Main Circular, the Proposed Divestment of Megasteel shall be settled by RM0.01 million upfront cash payment, the issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of LCB Bonds together with up to 53.93 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 156.19 million new LCB Shares at RM1.00 per share to the ACB Group.

The RM0.01 million upfront cash payment shall be payable to ACB on the Issue Date, which would subsequently be utilised by ACB to repay the upfront cash payment to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors).

LCB shall issue Class B(b) LCB Bonds as part settlement for the sale consideration for Megasteel. Amongst others, some of the principal terms of the Class B(b) LCB Bonds as set out in Appendix XII of the Main Circular are that they have a tenure of 10-years, are zero coupon, a cash yield-to-maturity ("YTM") of 7.75% and all-in YTM of 8.6% and are redeemable on an annual basis. Compared to the other classes of LCB Bonds, the Class B(b) LCB Bonds to be issued to ACB as part settlement of the sale consideration has the longest tenure and the highest all-in YTM. A comparison to the indicative YTM of some 10-year private debt securities ("PDS") which are rated from "AAA" to "BBB", as published in BNM's website on 13 September, 2002, (being the latest practicable date prior to the Court-Convened Meetings of the LCB Scheme Creditors were conducted on 16 and 25 September and 16 October, 2002) are 5.7% to 12.5% respectively. The LCB Bonds can be used to support the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts. In addition, the percentage of 0.85% as the equity kicker shares as enhancement to the cash YTM of the LCB Bonds is similar to that of the ACB Bonds, where the rate is as set out in Section 6.6 of the Main Circular, which will be issued as part settlement of the Proposed Acquisition of Lion Plaza discussed in Section 2.9 of this IAC later.

The issue price of the new LCB Shares at par of RM1.00 per share represents a 15% premium over the theoretical market price of LCB Shares of RM0.87, calculated based on the 5-days WAMP up to 16 July, 2002, being the price-fixing date, and after adjusting for the Proposed Capital Reconstruction for LCB. The price-fixing date for the LCB Shares has been determined by the Directors of LCB after SC's approval for the Proposed LCB Scheme as announced on 19 July, 2002. The monthly high and low prices of LCB Shares as traded on the KLSE for the past 12-months from January 2002 to December 2002 is provided in Appendix I(b) of the Main Circular, the highest and lowest theoretical traded prices for those 12-months being RM1.09 and RM0.46 per LCB share respectively. The theoretical prices are after adjusting for the Proposed Capital Reconstruction for LCB.

A summary of the 5-days WAMP up to and closing price of LCB Shares as at 25 March, 2002, being the last trading day prior to the announcement of the Proposed Divestment of Megasteel and the 5-days WAMP up to and closing price of LCB Shares as at 3 January, 2003, being the last practicable date of this IAC respectively is summarised as follows:

	25 March, 2002		3 January, 2003	
	Price RM/share	Theoretical market price RM/share	Price RM/share	Theoretical market price RM/share
Closing price	0.51	0.73	0.54	0.77
Premium of issue price of RM1.00 per share	*96%*	*37%*	*85%*	*30%*
5-days WAMP	0.48	0.68	0.55	0.79
Premium of issue price of RM1.00 per share	*108%*	*47%*	*82%*	*27%*

Note: Theoretical market price is after adjusting for the Proposed Capital Reconstruction for LCB and subject to market conditions, the market price of LCB Shares after its Proposed Capital Reconstruction may be different from the theoretical market price as above.

LCB is listed on the Main Board of KLSE and is an investment holding company whose subsidiaries are involved in the manufacture and marketing of steel products, share registration and secretarial services as well as the assembly, sale and distribution of commercial vehicle. Please refer to Appendix I(b) of the Main Circular for other information on LCB. LCB is currently one of the substantial shareholders of ACB, having approximately 29.4% equity interest. Based on the proforma consolidated NTA of LCB as at 30 June, 2002, it is expected to improve its NL per share of RM2.64 to a NTA per share of RM0.21 after the Proposed LCB Scheme. In addition, as extracted from the LCB Circular to Shareholders dated 9 January, 2003 in connection with the proposed corporate and debt restructuring exercises for the LCB Group, LCB's consolidated profit forecast for FY ending 30 June, 2003 is expected to be enhanced with the Proposed LCB Scheme. However, it is to be noted that the Reporting Accountants have raised certain qualifications and emphasis of matters on the consolidated profit forecast for the FY ending 30 June, 2003, of which most concerns ACB and Megasteel, and are elaborated in Section 9.7(a) and 9.7(b) of the Main Circular. The emphasis of matters raised by the Reporting Accountants on LCB is similar as that raised in the case of ACB as elaborated in Section 9.7(ii) and 9.7(iii) of the Main Circular, with the exception of 9.7(iii) where it concerns the carrying book values of the LLB Group and ACB Group in the case of LCB. As such, we wish to caution that the consolidated profit forecast of LCB for the FY ending 30 June, 2003 could be materially affected should the assumptions or estimates adopted by its board of directors at the point of reporting do not hold. The qualifications and emphasis of matters raised by the Reporting Accountants do not have any material impact in our evaluation of the mode of settlement as ACB will not hold the new LCB Shares on a long-term basis and the proposed utilization of all the new LCB shares are as elaborated in the following paragraph.

The aggregated 210.12 million LCB Shares would form part of the Proposed Restricted Offer for Sale of LCB Shares as stated in Section 5.11 of the Main Circular. The offer price for these LCB Shares shall be RM1.00 per LCB Share as stated in Section 5.15 of the Main Circular. Any excess of these LCB Shares after the Proposed Restricted Offer for Sale of LCB Shares would be utilised as a source of redemption/repayment to the ACB Group FI Lenders, FRN Holders and ACB Group Inter PLC Creditors under the Proposed Debt Restructuring Exercise for the ACB Group as stated in Section 6 of the Main Circular.

Given that,

- the all-in YTM of Class B(b) LCB Bonds are within the range of indicative YTM of 10-year PDS of 5.7% to 12.5% as published in the BNM's website;
- the issue price of RM1.00 per LCB Share represents its par value and is equivalent to the offer price of the Proposed Restricted Offer for Sale of LCB Shares and the net proceeds arising from the sale of the LCB Shares are dedicated to the Proposed Debt Restructuring for the ACB Group; and
- the proceeds from all the LCB Bonds and LCB Shares received by ACB pursuant to the Proposed Divestment of Megasteel would form part of the Dedicated Cash Flows as particularised in Section 6.14(d) of the Main Circular for the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts

the mode of settlement for the Proposed Divestment of Megasteel is considered reasonable.

Evaluation summary

Given that ACB presently owns 40% of Megasteel and:

- the Proposed Divestment of Megasteel will enable ACB to unlock its value in Megasteel and receive LCB Bonds and LCB Shares which can be used to support the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts pursuant to the Proposed Debt Restructuring Exercise of ACB;
- the price-to-book ratio of the sale consideration of the 40% ordinary shares in Megasteel represents about 5.4 times and 6.1 times of the audited NTA of Megasteel as at 30 June, 2001 and 30 June, 2002 respectively as well as the other comparative statistics as mentioned in the earlier paragraphs;
- the divestment of Preference "D" and F" Shares of its nominal value together with the premium paid upon issuance approximate their book values; and
- the mode of settlement as discussed in the preceding paragraphs

the rationale, basis in which the sale consideration has been arrived at and mode of settlement for the Proposed Divestment of Megasteel are fair and reasonable.

2.3 Proposed Divestment of LLB

Rationale

It is proposed that the ACB Group divest its 50.45% shareholding held through, ACB (0.17% or 752,087 shares), Umatrac (50.01% or 222,597,795 shares) and Konming (0.27% or 1,191,000 shares) comprising a total of 224,540,882 LCB Shares after taking into account the Proposed Capital Reconstruction for LLB, to LCB for a total sale consideration of RM260.47 million or RM1.16 per LLB share.

LLB is listed on the Main Board of KLSE and its principal activities are investment holding and property development. Its subsidiaries are mainly involved in the manufacture and marketing of steel products such as steel bars, wire rod and property development activities. Please refer to Appendix III(b) of the Main Circular for other information on LLB.

As stated in Section 5.7.6 of the Main Circular, the Proposed Divestment of LLB forms part of the ACB Group's programme to divest its non-core and peripheral assets and businesses, which are not synergistic to the ACB Group's business and to unlock the value of its investment in LLB and receive LCB Bonds and LCB Shares, which can be used to support the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts pursuant to the Proposed Debt Restructuring Exercise.

As stated in Section 5.7.1 of the Main Circular, the ACB Group's expected gain on disposal of LLB Shares, after taking into account its share of post acquisition reserves in LLB, is RM209.4 million. In addition, no liabilities would be assumed by the ACB Group save for the undertaking by the ACB Group as stated in Section 5.7.5 of the Main Circular, pursuant to the Proposed Divestment of LLB.

Basis of sale consideration

As stated in Section 5.7.3 of the Main Circular, the sale consideration of RM260.47 million for the 50.45% equity interest in LLB or RM1.16 per LLB Share was arrived at on a willing buyer-willing seller basis after taking into consideration, *inter alia*, the adjusted consolidated NTA per LLB Share and the market prices of LLB Shares. The sale consideration of RM1.16 per LLB Share agreed to by the Board represents a discount of approximately 40% to the estimated unaudited consolidated NTA of LLB as at 31 December, 2001 of RM1.94 and after taking into account the Principal Waived for the amounts owed by the ACB Group and AMB Group to the LLB Group of RM263 million and the Principal Waived by the unsecured lenders of the LLB Group of RM94.78 million and the CPB Group and LCB Group of RM16 million. Whilst the agreed sale consideration is at a 40% discount to the estimated unaudited consolidated NTA per LLB Share, the Board noted that the said sale consideration represents a premium of 197.4% over the theoretical WAMP of LLB Shares for the 5 days up to 5 October, 2001 (being the latest practicable date prior to the announcement of the revised Proposed GWRS on 8 October, 2001) of RM0.39, after adjusting for the Proposed Capital Reconstruction Exercise for LLB. This sale consideration is based on ACB's announcement on 8 October, 2001.

We have compared the sale consideration against the unaudited proforma consolidated NTA per share as at 31 December, 2001 and audited proforma consolidated NTA per share as at 30 June, 2002, respectively which can be summarised as follows:

	31 Dec, 01 Unaudited	30 June, 02 Audited
	RM'million	RM'million
Consolidated NTA	610.9	452.8
Adjustments:		
- Principal waived by lenders	112.0	112.0
Proforma consolidated NTA	722.9	564.8
Proforma consolidated NTA per share (RM)		
- before Proposed Capital Reconstruction for LLB	1.22	0.95
- after Proposed Capital Reconstruction for LLB	1.62	1.27
Sale consideration of Proposed Divestment of per LLB share (after Proposed Capital Reconstruction for LLB) (RM)	1.16	1.16
Discount of sale consideration over proforma consolidated NTA per share (after Proposed Capital Reconstruction for LLB)	28%	9%

The sale consideration of RM1.16 per LLB share, therefore, represents a discount of approximately 28% and 9% of the unaudited and audited proforma consolidated NTA per share of LLB as at 31 December, 2001 and 30 June, 2002 respectively, after adjusting for the Proposed Capital Reconstruction for LLB.

It is to be highlighted that the above NTA computation as at 31 December, 2001 and 30 June, 2002 included an investment property, comprising a freehold land with a shopping complex, based on a valuation conducted in 1999. There has not been any recent independent valuation conducted on the investment property nor other landed properties of the LLB Group.

Price-to-book ratios of selected companies listed on the KLSE

We have considered the price-to-book ratio of the following listed companies on the KLSE involved in the manufacture of steel and iron products such as steel bars, steel wire, iron and steel billets, etc based on their respective closing prices as at 5 October, 2001 and 3 January, 2003 in our assessment of the sale price of LLB, which can be summarized as follows:

Company	FY end (d/m/y)	Audited NTA per share	Trading price per share on 5 Oct, 01[1]	Price-to-book ratio	Trading price per share on 3 Jan, 03[2]	Price-to-book ratio
		RM	RM	times	RM	times
Malayawata	31/03/02,	2.60,			1.83	0.7
	31/03/01	2.48	0.94	0.4		
Maruichi	31/01/02[3],	3.95[3],			2.30	0.6
	31/01/01	7.40	4.52	0.6		
Ann Joo	31/12/01,	1.31,			0.95	0.7
	31/12/00	1.40	0.81	0.6		
Southern Steel	31/12/01,	1.07,			1.10	1.0
	31/12/00	1.27	0.80	0.6		
SMPC	31/01/02,	1.06,			0.70	0.7
	31/01/01	1.34	0.72	0.5		
Proposed Divestment of	30/06/02[6],	1.27[6],			1.16	0.9
LLB[4]	31/12/01[5]	1.62[5]	1.16	0.7		

Notes: [1] *Being the last trading day prior to the announcement of Proposed Divestment of LLB by ACB on 8 October, 2001.*
[2] *Being the latest practicable date of this IAC.*
[3] *Adjusting for the bonus issue of 1-for-1 in Maruichi which was completed on 9 September, 2002.*
[4] *Computed based on the sale consideration of RM1.16 per LLB share where adjustments have been made for the Proposed Capital Reconstruction for LLB.*
[5] *Based on the unaudited proforma consolidated NTA of LLB as at 31 December, 2001, having adjusted for relevant Principal Waived for the amounts owing by the ACB Group and the AMB Group to the LLB Group, the Principal Waived for the amounts owing by the LLB Group to the CPB Group and the LCB Group, the Principal Waived by the unsecured lenders of the LLB Group and Proposed Capital Reconstruction for LLB.*
[6] *Based on the audited proforma consolidated NTA of LLB as at 30 June, 2002 having adjusted for the Principal Waived by unsecured lenders of the LLB Group and Proposed Capital Reconstruction for LLB.*
Source: Bloomberg, KLSE's website and latest available annual report of respective companies.

Based on the above, the price-to-book ratio arising from the sale consideration for the Proposed Divestment of LLB is higher than the range of price-to-book ratio of 0.4 to 0.6 times and is within the range of 0.6 to 1.0 times of the companies listed on the KLSE which has been selected, as at 5 October, 2001 and 3 January, 2003 respectively.

It should be noted that the above serves as an illustration only as the companies selected may not be directly comparable to LLB in terms of marketability of its shares, size and diversity of businesses, profit track records, financial strength and prospects.

The sale consideration for the Proposed Divestment of LLB is considered reasonable, despite being a discount to the unaudited and audited consolidated NTA of LLB as at 31 December, 2001 and 30 June, 2002 respectively given that the price-to-book ratio arising from the Proposed Divestment of LLB is higher than and within the range of price-to-book ratios of the selected companies on the KLSE as at 5 October, 2001 and 3 January, 2003 respectively.

Given that LLB is listed, we have compared the proposed sale consideration of RM1.16 per LLB share to the closing and 5-days WAMP of LLB before and after adjusting for the Proposed Capital Reconstruction for LLB Shares up to 5 October, 20001, being the last trading day prior to the announcement of the Proposed Divestment LLB and 3 January, 2003, being the latest practicable date of this IAC, as summarised below:

	5 October, 2001		3 January, 2003	
	Price RM/share	Theoretical market price RM/share	Price RM/share	Theoretical market price RM/share
Closing price	0.30	0.40	0.35	0.47
Premium of issue price of RM1.16 per share	*287%*	*190%*	*231%*	*147%*
5-days WAMP	0.39	0.52	0.36	0.48
Premium of issue price of RM1.16 per share	*197%*	*123%*	*222%*	*142%*

Note: Theoretical market price is after Proposed Capital Reconstruction for LLB and subject to market conditions, the market price of LCB Shares after adjusting for its Proposed Capital Reconstruction may be different from the theoretical market price as above.

Based on the above, the sale consideration of RM1.16 per LLB share represents a premium of approximately 123% and 142% of the 5-days theoretical WAMP of LLB Shares up to 5 October, 2001 and 3 January, 2003 being the last trading day prior to the announcement of the Proposed Divestment of LLB and the latest practicable date of this IAC respectively.

The monthly high and low prices of LLB Shares as traded on the KLSE for the past 12-months from January 2002 to December 2002 is provided in Appendix III(b) of the Main Circular, the highest and lowest theoretical traded prices for those 12-months being RM0.57 and RM0.27 per LLB share respectively. The theoretical prices are after the Proposed Capital Reconstruction for LLB.

Recent transactions in relation to companies involved in steel products.

We have also considered the premium arising from the price transacted over the closing price and 5-days WAMP up to the time of announcement of the respective transaction concerning companies listed on the KLSE which are involved in steel products. This is as summarised below:

Acquirer	Transaction	Premium/(Discount) over Closing price	5-days WAMP
		%	%
HIMB	Acquisition of Southern Steel by HIMB[1]	n/a	(7%)
Ann Joo	Acquisition of Malayawata by Ann Joo[2]	30%	n/a
Melewar	Acquisition of Maruichi[3]	17%	13%
Proposed Divestment of LLB[4]		190%	123%

Notes [1] *Based on the announcement made by HIMB on 4 October, 2002, it acquired the shares of Southern Steel at a discount of about 7% from the 5-days WAMP of Southern Steel up to 3 October, 2002.*

[2] *Based on the circular to shareholders of Ann Joo dated 13 June, 2000, Ann Joo acquired the shares of Malayawata at a 30% premium over the closing market price of Malayawata on 10 March, 2000.*

[3] *Based on the reporting by The Edge, dated 3 October, 2002 which stated that Melewar acquired the stake in Maruichi based on an average price of RM3.50 per Maruichi share and the closing price as at and 5-days WAMP up to 27 September, 2002 of Maruichi of RM3.00 and RM3.10 per Maruichi respectively is used as an illustration only.*

[4] *This is based on the acquisition price of RM1.16 per LLB share over the theoretical closing price and 5-days WAMP of LLB up to 5 October, 2001 respectively. The theoretical prices are after adjusting for the Proposed Capital Reconstruction for LLB and subject to market conditions, the market price of LCB Shares after its Proposed Capital Reconstruction may be different from the theoretical prices as above.*

Based on the above, the premium arising from the sale consideration of RM1.16 per LLB share is higher than those arising from the recent transactions concerning acquisitions of shares of listed companies. However, we wish to highlight that share prices are not isolated from market speculation which may, to a large extent, influence its movements.

Based on the comparative statistics set out above, we are of the opinion that the sale consideration for the Proposed Divestment of LLB is fair and reasonable.

We have not considered the historical PE multiple of the sale consideration as LLB recorded losses for the 2 FYs ended 30 June, 2002.

Mode of settlement of the sale consideration

As stated in Section 5.7.2 of the Main Circular, the Proposed Divestment of LLB shall be settled by RM0.003 million upfront cash payment, an issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of LCB Bonds together with up to 13.94 million detachable new LCB Shares as equity kicker shares credited as fully paid-up and 40.36 million new LCB Shares at RM1.00 per share to the ACB Group.

The RM0.003 million upfront cash payment shall be payable to ACB on the Issue Date, which would subsequently be utilised by ACB to repay the upfront cash payment to the ACB Scheme Creditors (excluding the ACB Group Non-FI Creditors).

LCB shall issue Class B(b) LCB Bonds together with the equity kicker shares, which bear similar terms to that to be received by ACB in the case of Proposed Divestment of Megasteel, as part settlement for the sale consideration for LLB. Please refer to the brief description of Class B(b) LCB Bonds on page 13 of this IAC. The LCB Bonds can be used to support the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts pursuant to the Proposed Debt Restructuring Exercise of ACB.

The issue price of the new LCB Shares at par or at RM1.00 per share is also similar to that to be received by ACB in the case of Proposed Divestment of Megasteel as discussed earlier. A summary of the 5-days WAMP up to and closing price of LCB Shares as at 5 October, 2001, being the last trading day prior to the announcement of the Proposed Divestment of LLB and the 5-days WAMP up to and closing price of LCB Shares as at 3 January, 2003, being the last practicable date of this IAC respectively is summarised as follows:

	5 October, 01		3 January, 2003	
	Price RM/share	Theoretical market price RM/share	Price RM/share	Theoretical market price RM/share
Closing price	0.46	0.66	0.54	0.77
Premium of issue price of RM1.00 per share	*117%*	*52%*	*85%*	*30%*
5-days WAMP	0.46	0.66	0.55	0.79
Premium of issue price of RM1.00 per share	*117%*	*52%*	*82%*	*27%*

Note: Theoretical market price is after Proposed Capital Reconstruction for LCB and subject to market conditions, the market price of LCB Shares after its Proposed Capital Reconstruction may be different from the theoretical market price as above.

Please refer to the brief description of the consolidated profit forecast of LCB for FY ending 30 June, 2003 on page 14 of this IAC.

The aggregated 54.30 million LCB Shares would form part of the Proposed Restricted Offer for Sale of LCB Shares as stated in Section 5.11 of the Main Circular. The offer price for these LCB Shares shall be RM1.00 per LCB share as stated in Section 5.15 of the Main Circular. Any excess of these LCB Shares after the Proposed Restricted Offer for Sale of LCB Shares would be utilised as a source of redemption/repayment for the ACB Group FI Lenders, FRN Holders and ACB Group Inter PLC Creditors under the Proposed Debt Restructuring Exercise for the ACB Group as stated in Section 6 of the Main Circular.

Given that,

- the all-in YTM of Class B(b) LCB Bonds are within the range of indicative YTM of 10-year PDS of 5.7% to 12.5% as published in the BNM's website;
- the issue price of RM1.00 per LCB share represents its par value and is equivalent to the offer price of the Proposed Restricted Offer for Sale of LCB Shares and the net proceeds arising from the sale of the LCB Shares are dedicated to the Proposed Debt Restructuring for the ACB Group; and
- the proceeds from all the LCB Bonds and LCB Shares received by ACB pursuant to the Proposed Divestment of LLB would form part of the Dedicated Cash Flows as particularised in Section 6.14(d) of the Main Circular for the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts

the mode of settlement for the Proposed Divestment of LLB is considered reasonable.

Undertaking by the ACB Group in relation to the Proposed Divestment of LLB

As stated in Section 5.7.5 of the Main Circular, there are several Items of Concern affecting the joint-venture operations of the LLB Group in the PRC, which have yet to be resolved, as set out in Appendix XIX of the Main Circular. The resolution of the Items of Concern has been incorporated as a condition precedent to the completion of the Proposed Divestment of LLB, as LLB Shares (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be disposed off to Limpahjaya. Further, the SC has, *vide* its letter dated 9 July, 2002 approving the Proposed ACB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC has subsequently waived the aforesaid requirement vide its letter dated 1 October, 2002 following an appeal submitted by ACB. In compliance with the SC's condition for the said waiver, an undertaking has been furnished by ACB, Umatrac and Konming pursuant to the supplemental share sale agreement dated 7 January, 2003 in favour of LCB where ACB, Umatrac and Konming shall indemnify LCB of all cost and losses incurred arising as a result of the Items of Concern not being resolved prior to the implementation of the Proposed ACB Scheme. In this connection, all costs and losses incurred within 24 months from the date of implementation of the Proposed ACB Scheme must be settled by ACB, Umatrac and Konming immediately when such costs and losses are incurred by LCB. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed ACB Scheme, ACB, Umatrac and Konming must immediately indemnify LCB of all potential costs and losses to be incurred by LCB in the future, as a result of the non-resolution of the Items of Concern. The ACB Group is required to take all necessary steps and endeavour to resolve the Items of Concern the soonest possible.

Evaluation summary

Given that:

- the Proposed Divestment of LLB will enable ACB to unlock its value in LLB and receive LCB Bonds and LCB Shares which can be used to support the redemption/repayment of the ACB Bonds pursuant to the Proposed Debt Restructuring Exercise of ACB;

- the sale consideration of RM1.16 per LLB share represents a premium of about 123% and 142% over the theoretical 5-days WAMP up to 5 October, 2001, being the last trading day prior to the announcement of Proposed Divestment of LLB and 3 January, 2003, being the latest practicable date of this IAC as well as other comparative statistics as discussed in earlier paragraphs; and

- the mode of settlement as discussed in the preceding paragraphs

the rationale, basis in which the sale consideration has been arrived at and mode of settlement for the Proposed Divestment of LLB are fair and reasonable.

2.4 Proposed Acquisition of Avenel

Rationale

The current shareholders and respective shareholding as indicated in brackets, of Avenel are ACB (55% or 55 million shares), LLB (25% or 25 million shares) and AMB (20% or 20 million shares). Avenel is an investment holding company and its main asset is SFI, which is held through Posim, whereby Avenel has an 83.7% equity stake. Please refer to Appendix II(c) of the Main Circular for other information on Avenel.

As stated in Section 5.4.4 of the Main Circular, LLB and AMB have previously agreed to provide funds to Avenel to enable Avenel to repay certain loan obligations in the event Avenel has insufficient funds. In return for the pledging of assets of the ACB Group to Avenel's lenders, AMB and LLB have also previously agreed to indemnify the ACB Group for the losses incurred arising from the disposal of such assets pledged to Avenel's lenders ("AMB's and LLB's Indemnity"). The Proposed Acquisition of Avenel is an integral part of an overall proposal to recognise the aforesaid obligations of AMB and LLB and to streamline the shareholding structure of Avenel, prior to the proposed disposal by Avenel of its entire 83.7% equity interest in Posim to the LLB Group.

As stated in Section 5.4.1 of the Main Circular, there are no additional financial commitments required from ACB in putting the business of Avenel on-stream.

Basis of consideration

As stated in Section 5.4.3 of the Main Circular, the total consideration of RM202.68 million (after netting-off RM17.01 million indemnity payment made by AMB directly to the security providers of Avenel) was arrived at on a willing-buyer-willing-seller basis and represents AMB's and LLB's collective 45% share in Avenel's estimated unaudited net liabilities as at 31 December, 2001 by the Board, after restating Avenel's cost of investment in Posim of RM1.19 billion based on a DCF valuation of the future cash flows of SFI, Posim's principal asset, and proforma unaudited net value of Posim's residual assets of RM488.18 million as at 30 June, 2001 (after adjusting for the relevant Principal Waived by the Posim Group for the amount owing by the ACB Group to the Posim Group of RM13 million) and AMB's and LLB's Indemnity. This consideration is based on ACB's announcement on 26 March, 2002.

In our evaluation of the basis of consideration, we have taken into consideration that Avenel is principally an investment holding company and its sole investment is its 83.7% equity interest in Posim which will be divested to LLB as part of the Proposed ACB Scheme. The evaluation on the Proposed Divestment of Posim is set out in the following section hereinafter. Based on its audited consolidated accounts as at 30 June, 2001 and 2002, the NL of Avenel Group approximated RM358.3 million and RM445.8 million respectively and according to the Board, the total unaudited net liabilities for which undertakings have been given by AMB, LLB and ACB are estimated to be RM987.6 million as at 31 December, 2001.

The consideration of the Proposed Acquisition of Avenel as at 31 December, 2001 can therefore be summarised as follows:

	31 Dec, 01 RM'million
Avenel's estimated unaudited net liabilities for which undertakings have been given by AMB, LLB and ACB	(987.6)
Divestment consideration for the 83.70% equity interest in Posim[1]	499.4
	(488.2)
AMB's share of 20% of unaudited net liabilities for which undertakings have been given	(97.6)
net-off : indemnity payment made by AMB directly to the security providers of Avenel	17.0
	(80.6)
LLB's share of 25% of unaudited net liabilities for which undertakings have been given	(122.1)
LLB's and AMB's share of Avenel's unaudited net liabilities for which undertakings have been given	202.7
Premium of total consideration of RM202.68 million over share of Avenel's unaudited net liabilities as above	minimal

Notes [1] *This represents the consideration for the Proposed Divestment of Posim and was calculated based on a DCF valuation of the future cash flows of SFI and net value of Posim's residual assets and after adjusting for the relevant Principal Waived by Posim for the amount owing by the ACB Group to the Posim Group. There has not been an independent valuation conducted on the equity interest in SFI and the DCF valuation was determined by the Board. The Proposed Divestment of Posim is discussed in the following section hereinafter.*

As stated in Section 5.4.1 of the Main Circular, there are no liabilities to be assumed by ACB arising from the Proposed Acquisition of Avenel.

We have not considered the historical PE multiple of the consideration as Avenel recorded losses for the 2 FYs ended 30 June, 2002.

Mode of settlement of the consideration

As stated in Section 5.4.2 of the Main Circular, the Proposed Acquisition of Avenel of RM80.63 million and RM122.05 million payable by AMB and LLB respectively to ACB, shall be settled by netting-off against Inter-PLC Debt owing by the ACB Group to (i) the AMB Group and Silverstone and (ii) the LLB Group and the Posim Group of RM222 million and RM1,303 million respectively, the value of Inter-PLC Debt deemed settled via netting off of assets shall be RM97.38 million and RM147.41 million respectively after taking into account the Cash Yield Adjustment, the details of which are as set out in Appendix X of the Main Circular. Hence, it is estimated that ACB would stand to gain about RM42.1 million from this additional netting-off against Inter-PLC Debt owing by the ACB Group in relation to the Proposed Acquisition of Avenel.

Evaluation summary

Given that ACB currently holds a 55% equity interest in Avenel and:

- Avenel is principally an investment holding company with only Posim as its main asset and the Proposed Acquisition of Avenel will enable it to consolidate its interest in Avenel to 100% and therefore facilitate in the ACB Group's programme to divest its non-core and peripheral assets and businesses, whereby, it has been proposed that ACB divests its interest in Posim to LLB;

- the consideration for the Proposed Acquisition of Avenel was based on the total net liabilities whereby undertakings have been provided by the existing shareholders of Avenel as at 31 December, 2001 estimated by the Board, net-off the proposed divestment consideration of Posim (is set out in the following section hereinafter) and the indemnity payment made by AMB directly to the security providers of Avenel. In addition, it is stated in Section 5.4.1 of the Main Circular there are no further liabilities to be assumed by ACB arising from the Proposed Acquisition of Avenel; and

- ACB shall set-off the amount owing by its Group to the AMB Group and the LLB Group respectively whereby the amount to be set-off would be treated in the same manner as the debts of other Unsecured ACB Scheme Creditors

the rationale, basis in which the consideration has been arrived at and mode of settlement for the Proposed Acquisition of Avenel are fair and reasonable.

2.5 Proposed Divestment of Posim

Rationale

It is proposed that Avenel divest its 83.7% equity interest in Posim comprising 170,097,271 Posim Shares to LLB (47,627,236 shares) and AMSB (122,470,035 shares) for a total sale consideration of RM499.42 million or approximately RM2.94 per Posim share.

Posim is listed on the Second Board of KLSE and its principal activities are investment holding and trading and distribution of building materials. Its main asset is SFI, which is principally involved in the manufacture of printing and writing paper as well as integrated wood based activities such as extraction and sale of commercial timber and downstream processing of sawn timber and plywood. Please refer to Appendix III(d) of the Main Circular for other information on Posim.

As stated in Section 5.9.4 of the Main Circular, the Proposed Divestment of Posim forms part of the ACB Group's programme to divest its non-core and peripheral assets and businesses, which are not synergistic to the ACB Group's business and to repay about RM0.6 billion of the RM1.3 billion owing by the ACB Group to the restructured the LLB Group after the Proposed GWRS.

As stated in Section 5.9.1 of the Main Circular, the ACB Group's expected loss on disposal of Posim Shares is RM454.0 million, after taking into account its share of post acquisition reserves in Posim. In addition, it is stated in Section 5.9.1 of the Main Circular that no liabilities would be assumed by Avenel or, the ACB Group according to the Board, pursuant to the Proposed Divestment of Posim.

Basis of sale consideration

As stated in Section 5.9.3 of the Main Circular, the sale consideration of RM499.42 million for the 83.7% equity interest in Posim was arrived at on a willing buyer-willing seller basis after taking into consideration the DCF valuation of the future cash flows of SFI (which is the principal business of Posim) for a period of 11 years ending 30 June, 2011 plus a terminal value, both discounted at 14.3% (based on a willing-buyer-willing-seller basis), totalling RM531.28 million for the entire ordinary shares in SFI, and the unaudited estimated value of residual assets (excluding SFI's assets) of RM97 million as at 30 June, 2001 (after taking into account the Principal Waived by the Posim Group for the amount owing by the ACB Group to the Posim Group). It is to be highlighted that the DCF valuation of RM531.28 million as stated in the Main Circular is prior to taking into account total debts of about RM20.27 million in SFI as at 30 June, 2001 estimated by the Board. It is to be noted that Posim holds about 97.78% equity interest in SFI.

It is to be highlighted that there is no independent valuation conducted on the equity shares in SFI and as stated in Section 5.9.3 of the Main Circular, the discounted cash flows of SFI over a period between 2001 to 2011 plus a terminal value were determined by the Board after due and careful enquiry, taking into consideration the prevailing expected demand and market conditions over the time horizon. The terminal value reflects the estimation of the value of SFI's business by the Board at that point in time having regard to the projected maintainable cash flow at that point in time. Based on the cash flows projections extended to us by the Lion Group's management in February 2002, the terminal value is based on a multiple of 5 times over the projected maintainable cash flows of SFI for the FY ending 30 June, 2011.

The RM2.94 per Posim Share represents a premium of 58% over the 5-days WAMP up to 25 March, 2002 of RM1.86 per Posim Share, being the latest practicable date prior to the announcement of the sale consideration for the Proposed Divestment of Posim on 26 March, 2002.

A comparison to the audited consolidated accounts of Posim as at 30 June, 2001 and 30 June, 2002 respectively is as summarised below:

	30 June, 01 Audited	30 June, 02 Audited
	RM	RM
Consolidated NTA per share (including forest concessions)	6.47	6.52
Consolidated NTA per share (excluding forest concessions)	4.78	4.88
Sale consideration per Posim share	2.94	2.94
Discount of sale consideration over consolidated NTA per share of Posim:		
- including forest concessions	55%	55%
- excluding forest concessions	38%	40%

Note : Forest concessions or the right that Posim acquired to fell trees in its 2 forest areas, stated at cost less accumulated amortisation, are generally regarded as intangible assets and hence, could be excluded in the NTA computation.

It is to be highlighted that the above NTA computation still reflects Posim's investment in SFI at cost and has not taken into account the current DCF valuation of SFI by the Board, which is lower than the cost. In addition, there has not been any recent independent valuation conducted on the forest concessions nor the landed properties of the Posim Group.

We have compared against and found that the sale consideration approximated the proforma audited NTA per share of the Posim Group of RM2.94 as at 30 June, 2001, adjusted for an additional Principal Waived to Inter-PLC of RM3 million and the value of its 97.78% equity interest in SFI based on the DCF valuation of RM499.42 million as mentioned above, extended to us by the Lion Group's management, is as summarised as follows:

	30 June, 01 Audited	30 June, 02 Audited
	RM'million	RM'million
Net residual assets in the Posim Group (excluding SFI)	100.1	99.2
Adjustment : Principal waived by the Posim Group	(3.0)	-
	97.1	99.2
97.78% of equity shares in SFI based on DCF valuation by the Board	499.7	499.7
Proforma NTA of the Posim Group	596.8	598.9
Proforma NTA per share of the Posim Group (RM)	2.94	2.95
Sale consideration per Posim share (RM)	2.94	2.94
Discount of sale consideration over consolidated NTA per share of Posim:	-	0.3%

The sale consideration of RM2.94 per Posim share approximated the proforma audited NTA per share of the Posim Group as at 30 June, 2001 and a discount of about 0.3% of the proforma audited NTA per share of the Posim Group as at 30 June, 2002.

Price-to-book ratios of selected companies listed on the KLSE

We have considered the price-to-book ratio of the following listed companies on the KLSE involved in timber related activities such as processing of sawn timber, manufacture of plywood, particleboard, etc based on their respective closing prices as at 25 March, 2002 and 3 January, 2003 in our assessment of the sale consideration of Posim, which can be summarized as follows:

Company	FY end (d/m/y)	Audited NTA per share	Trading price per share on 25 Mar, 02[1]	Price-to-book ratio	Trading price per share on 3 Jan, 03[2]	Price-to-book ratio
		RM	RM	times	RM	Times
Subur Tiasa Holdings Bhd	31/01/02	1.46[3], 0.69[4]	0.97	0.7, 1.4	1.38	0.9, 2.0
Lingui Development Bhd	30/06/02, 30/06/01	1.77[3], 1.68[4], 1.59[3], 1.49[4]	1.10	0.7[3], 0.7[4]	1.01	0.6[3], 0.6[4]
Jin Lin Wood Industries Bhd	30/06/02, 30/06/01	0.84, 1.71	0.91	0.5	0.29	0.3
K.P. Keningau Bhd	31/07/02 31/07/01	1.01 2.51	0.96	0.4	0.49	0.5
Aik Bee Resources Bhd	31/12/01	1.88	1.75	0.9	0.94	0.5
Permaju Industries Bhd	31/12/01	1.06	1.03	1.0	1.00	0.9
Priceworth Wood Products Bhd	30/06/02, 30/06/01	0.94, 0.73	1.29	1.8	0.94	1.0
Proposed Divestment of Posim[5]	30/06/02, 30/06/01	6.52[3], 4.88[4], 6.47[3], 4.78[4],	2.94	0.5[3], 0.6[4]	2.94	0.5[3], 0.6[4]

Notes: [1] *Being the last trading day prior to the announcement of Proposed Divestment of Posim by ACB on 26 March, 2002.*
[2] *Being the latest practicable date of this IAC.*
[3] *The NTA computation includes the forest concessions in respective companies.*
[4] *The NTA computation excludes the forest concessions in respective companies.*
[5] *Computed based on the sale consideration of RM2.94 per Posim share.*
Source: Bloomberg, KLSE's website and latest available annual report of respective companies.

Based on the above, the price-to-book ratio arising from the sale consideration for the Proposed Divestment of Posim is within the range of price-to-book ratio of 0.4 to 1.8 times and 0.3 to 2.0 times of the companies listed on the KLSE which has been selected, as at 25 March, 2001 and 3 January, 2003 respectively. It is to be noted that the audited NTA of the Posim Group as at 30 June, 2001 and 30 June, 2002 respectively have not taken into consideration the current lower DCF valuation of its investment in SFI as determined by the Board.

It should be noted that the above serves as an illustration only as the companies selected may not be directly comparable to Posim in terms of marketability of its shares, size and diversity of businesses, profit track records, financial strength and prospects.

Given that Posim is listed, we have compared the proposed sale consideration of RM2.94 per Posim share to the closing and 5-days WAMP of Posim up to 25 March, 2002, being the last trading day prior to the announcement of the Proposed Divestment Posim and 3 January, 2003, being the latest practicable date of this IAC, as summarised below:

	25 March, 2002	3 January, 2003
	RM/share	RM/share
Closing price	1.84	1.56
Premium of issue price of RM2.94 per share	*60%*	*88%*
5-days WAMP	1.86	1.56
Premium of issue price of RM2.94 per share	*58%*	*88%*

Based on the above, the sale consideration of RM2.94 per Posim share represents a premium of approximately 58% and 88% of the 5-days theoretical WAMP of Posim Shares up to 25 March, 2002 and 3 January, 2003, being the last trading day prior to the announcement of the Proposed Divestment of Posim and the latest practicable date of this IAC respectively. However, we wish to highlight that share prices are not isolated from market speculation which may, to a large extent, influence its movements.

The monthly high and low prices of Posim Shares as traded on the KLSE for the past 12-months from January 2002 to December 2002 is provided in Appendix III(d) of the Main Circular, the highest and lowest traded prices for those 12-months being RM2.25 and RM1.42 per Posim share respectively.

Historical PE multiples

We have also considered the historical PE multiple of the following listed companies on the KLSE based on their respective closing prices as at 25 March, 2002 and 3 January, 2003 in our assessment of the sale consideration of Posim, which can be summarized as follows:

Company	FY end (d/m/y)	Audited EPS/(LPS)	Trading price per share on 25 Mar, 02[1]	Historical PE multiple	Trading price per share on 3 Jan, 03[2]	Historical PE multiple
		sen	RM	times	RM	times
Lingui Development Bhd	30/06/02, 30/06/01	0.6, 22	1.10	5.0	1.01	168.3
K.P. Keningau Bhd	31/07/02, 31/07/01	0.2 8	0.96	12.0	0.49	245.0
Aik Bee Resources Bhd	31/12/01	15	1.75	11.7	0.94	6.3
Priceworth Wood Products Bhd	30/06/02, 30/06/01	21, 15	1.29	8.6	0.94	4.5
Proposed Divestment of Posim[3]	30/06/02, 30/06/01	(0.2), 15	2.94	19.6	2.94	n/a

Notes: [1] *Being the last trading day prior to the announcement of Proposed Divestment of Posim by ACB on 26 March, 2002.*
[2] *Being the latest practicable date of this IAC.*
[3] *Computed based on the sale consideration of RM2.94 per Posim share.*
Source: Bloomberg, KLSE's website and latest available annual report of respective companies.

The historical PE multiple of Posim, based on its last trading market prices as at 25 March, 2002 of RM1.84 per share over the audited EPS of 15 sen as at 30 June, 2001 approximated 12.3 times.

Based on the above, the historical PE multiple arising from the sale consideration for the Proposed Divestment of Posim is higher than the range of PE multiple of 5 to 12 times of the companies listed on the KLSE which has been selected as well as the historical PE multiple based on its trading market price as at 25 March, 2002, being the latest practicable date prior to the announcement of the sale consideration of Proposed Disposal of Posim.

It should be noted that the above serves as an illustration only as the companies selected may not be directly comparable to Posim in terms of marketability of its shares, size and diversity of businesses, profit track records, financial strength and prospects.

Discount rate employed in the DCF valuation on SFI

As stated in Section 5.9.3 of the Main Circular, the discount rate of 14.30% was negotiated on a willing buyer-willing seller basis after taking into consideration, *inter alia*, betas of comparable companies listed on the KLSE, risk free return on investment in Malaysian Government Securities and the market return which is based on the average annual return of the KLSE Composite Index.

In our evaluation of the discount rate employed, i.e. 14.3%, we have considered the estimated cost of capital of ACB's and the WACC of SFI. The cost of capital of ACB is estimated via CAPM and approximated 14.5%, the basis of which was discussed under Section 2.2 of this IAC. This cost of capital of ACB could represent the estimated required return of the shareholders of ACB in relation to the Proposed Divestment of Posim.

At the same time, the WACC of SFI, which approximates its cost of equity given that SFI was in a net cash position as at 30 June, 2001, is estimated to approximate 17%, computed via CAPM using the same variables as set out in Section 2.2 of this IAC with the exception of the beta whereby published capitalisation weighted ungeared beta approximating 1.6 of Subur Tiasa Holdings Bhd, Lingui Developments Bhd, Ta Ann Holdings Bhd, Jin Lin Wood Industries Bhd, K.P. Keningau Bhd, Aik Bee Resources Bhd, Permaju Industries Bhd and Sinora Industries Bhd have been used to estimate the beta for SFI.

The discount rate of 14.3% falls slightly below the range of 14.5% to 17%, being the cost of equity of ACB and SFI respectively. A higher discount rate would result in a lower DCF valuation whilst a lower discount rate would result in a higher DCF valuation.

We have compared the multiple of 5 times adopted to obtain the terminal value for SFI by the Board against the companies as mentioned earlier based on their respective closing prices as at 25 March, 2002, and found that the multiple adopted is within the range of 5 to 12 times. Although being on the lower end of the range, the multiple is considered reasonable as SFI is not listed.

Hence, based on the comparative statistics on an overall basis, we are of the opinion that the sale consideration for the Proposed Divestment of Posim is fair and reasonable.

We wish to highlight that Andersen's scope does not include procedures considered necessary under generally accepted auditing standards for the purpose of expressing an opinion on those cash flow projections. It should be noted that the cash flow projections cover an extended future period for which there are inherent risks and Andersen does not provide any representation or warranty with respect to the possibility of their achievement.

Mode of settlement of the sale consideration

As stated in Section 5.9.2 of the Main Circular, the Proposed Divestment of Posim shall be settled by netting-off Inter-PLC Debts owing by the ACB Group to the LLB Group and AMSB, the value of the Inter-PLC Debt deemed settled via netting-off of assets shall be RM603.22 million after taking into account the Cash Yield Adjustment, the details of which are set out in Appendix X of the Main Circular. The amount of debt to be netted off pursuant to the Proposed Divestment of Posim between the ACB Group with the LLB Group and AMSB is RM168.91 million and RM434.31 million respectively. Hence, it is estimated that the ACB would stand to gain about RM103.8 million in aggregate from this additional netting-off against Inter-PLC Debt owing by its Group in relation to the Proposed Divestment of Posim.

Evaluation summary

Given that:

- the Proposed Divestment of Posim forms part of the ACB Group's programme to divest its non-core and peripheral assets and businesses which are not synergistic to the ACB Group's business and to repay about RM0.6 billion of the RM1.3 billion owing by the ACB Group to the restructured the LLB Group after the Proposed GWRS;

- the sale consideration for the Proposed Divestment of Posim of RM2.94 per Posim share represents a premium of about 58% and 88% over the 5-days WAMP up to 25 March, 2002, being the last trading day prior to the announcement of Proposed Divestment of Posim and 3 January, 2003,being the latest practicable date of this IAC as well as other comparative statistics as discussed in earlier paragraphs; and

- ACB shall set-off the amount owing by its Group to the LLB Group and AMSB respectively whereby the amount to be set-off would be treated in the same manner as the debts of other Unsecured ACB Scheme Creditors

the rationale, basis in which the sale consideration has been arrived at and mode of settlement for the Proposed Divestment of Posim are fair and reasonable.

2.6 Proposed Divestment of CPB

Rationale

CPB is an investment holding company and its subsidiaries are principally involved in property management and its breweries in China. Based on CPB's segmental reporting for FY ended 30 June, 2001, its operations in China contributed about 90% and 59% to the CPB Group's revenue and profit before taxation and finance costs respectively. Whilst for FY ended 30 June, 2002, its operations in China contributed about 92% and 17% to the CPB Group's revenue and profit before taxation and finance costs respectively. Please refer to Appendix III(c) of the Main Circular for other information on CPB.

It is proposed that the ACB Group sells its 59.47% equity interest in CPB comprising 207,209,445 CPB Shares (held through ACB (0.15% or 518,222 shares), Ambang Jaya (21.10% or 73,501,000 shares), Ayer Keroh (27.41% or 95,492,556 shares), Parkson (8.90% or 30,993,667 shares) and Umatrac (1.92% or 6,704,000 shares) to LLB and AMSB for a total sale consideration of RM201.50 million of about RM0.97 per CPB share.

As stated in Section 5.8.4 of the Main Circular, the Proposed Divestment of CPB forms part of the ACB Group's programme to divest its non-core and peripheral assets and businesses, which are not synergistic to the ACB Group's business and to repay about RM0.24 billion of the RM1.3 billion owing by the ACB Group to the restructured LLB Group after the Proposed GWRS.

As stated in Section 5.8.1 of the Main Circular, the ACB Group's expected gain on disposal of the CPB Shares, after taking into account its share of post acquisition reserves in CPB, is RM4.2 million.

As stated in Section 5.8.1 of the Main Circular, no liabilities would be assumed by the ACB Group pursuant to the Proposed Divestment of CPB.

Basis of sale consideration

As stated in Section 5.8.3 of the Main Circular, the sale consideration of RM201.50 million for the 59.47% equity interest in CPB or RM0.97 per CPB share was arrived at on a willing-buyer-willing-seller basis after taking into consideration, *inter alia,* the adjusted consolidated NTA per CPB Share and the market prices of CPB Shares. The sale consideration of RM0.97 per CPB Share agreed to by the Board represents a discount of approximately 40% to the estimated unaudited consolidated NTA per CPB Share as at 31 December, 2001 of RM0.97 after adjusting for the relevant Principal Waived by the CPB Group for the amount owing by the ACB Group and the LLB Group to the CPB Group of RM9 million. Whilst the agreed sale consideration is at a 40% discount to the estimated unaudited consolidated NTA of CPB, the Board noted that the said sale consideration represents a premium of 213% over the 5-days WAMP up to 5 October, 2001 (being the latest practicable date prior to the announcement of the revised Proposed GWRS on 8 October, 2001) of RM0.31. This sale consideration is based on ACB's announcement on 8 October, 2001.

We have compared the sale consideration against the unaudited consolidated NTA per share as at 31 December, 2001 as announced by CPB and audited consolidated NTA per share as at 30 June, 2002, respectively which can be summarised as follows:

	31 Dec, 01 Unaudited	30 June, 02 Audited
Consolidated NTA (RM'million)	563.4[1]	471.1
Consolidated NTA per share (RM)	1.62	1.35
Sale consideration of Proposed Divestment of per CPB share (RM)	0.97	0.97
Discount of sale consideration over consolidated NTA per CPB share	40%	28%

Notes: [1] *The unaudited consolidated NTA as at 31 December, 2001 has not taken into account the provision of impairment losses and deferred tax arising from the proposed disposal of investment properties by CPB as announced on 24 October, 2002. Based on the audited accounts of CPB as at 30 June, 2002, the provision of impairment losses and deferred tax amounted to RM71.3 million and RM10.0 million respectively.*

The sale consideration of RM0.97 per CPB share, therefore, represents a discount of approximately 40% and 28% of the unaudited and audited consolidated NTA per share of CPB as at 31 December, 2001 and 30 June, 2002 respectively.

It is to be highlighted that there has not been any recent independent valuation conducted on the long-term and short-term leasehold land and buildings of the CPB Group as at 31 December, 2001 and 30 June, 2002 respectively.

Price-to-book ratios of selected companies listed on the KLSE

We have considered the price-to-book ratio of the following listed companies on the KLSE involved in brewery business as well as property investment and management activities respectively in Malaysia based on their closing prices as at 5 October, 2001 and 3 January, 2003 in our assessment of the sale price of CPB, which can be summarized as follows:

Company	FY end (d/m/y)	Audited NTA per share	Trading price per share on 5 Oct, 02[1]	Price-to-book ratio	Trading price per share on 3 Jan, 03[2]	Price-to-book ratio
		RM	RM	times	RM	times
Carlsberg Brewery Bhd ("Carlsberg Malaysia")	31/12/01, 31/12/00	2.93, 2.79	9.70	3.5	10.80	3.7
Guinness Anchor Bhd	30/06/02, 30/06/01	0.92, 1.05	3.38	3.2	3.50	3.8
Pelangi Bhd	31/03/02, 31/03/01	1.64, 1.60	0.59	0.4	0.57	0.3
UDA Holdings Bhd	31/12/01, 31/12/00	3.41, 3.38	0.93	0.3	1.12	0.3
Proposed Divestment of CPB[3]	30/06/02, 30/06/01	1.35, 1.62	0.97	0.6	0.97	0.7

Notes: [1] *Being the last trading day prior to the announcement of Proposed Divestment of CPB by ACB on 5 October, 2001.*
[2] *Being the latest practicable date of this IAC.*
[3] *Computed based on the sale consideration of RM0.97 per CPB share.*
Source: Bloomberg, KLSE's website and latest available annual report of respective companies.

Based on the above, the price-to-book ratio arising from the sale consideration for the Proposed Divestment of CPB is within the range of price-to-book ratio of 0.3 to 3.5 times and 0.3 to 3.8 times of the companies listed on the KLSE which has been selected, as at 5 October, 2001 and 3 January, 2003 respectively.

It should be noted that the above serves as an illustration only as the companies selected may not be directly comparable to CPB in terms of marketability of its shares, size and diversity of businesses, profit track records, financial strength and prospects.

The sale consideration for the Proposed Divestment of CPB is considered reasonable, despite being a discount to the unaudited and audited consolidated NTA of CPB as at 31 December, 2001 and 30 June, 2002 respectively given that the price-to-book ratio arising from the Proposed Divestment of CPB is within the range of price-to-book ratios of the selected companies on the KLSE as at 5 October, 2001 and 3 January, 2003 respectively.

Given that CPB is listed, we have compared the proposed sale consideration of RM0.97 per CPB share to the closing and 5-days WAMP of CPB up to 5 October, 2001, being the last trading day prior to the announcement of the Proposed Divestment CPB and 3 January, 2003, being the latest practicable date of this IAC, as summarised below:

	5 October, 2001	3 January, 2003
	RM/share	RM/share
Closing price	0.31	0.49
Premium of issue price of RM0.97 per share	*213%*	*98%*
5-days WAMP	0.31	0.48
Premium of issue price of RM0.97 per share	*213%*	*102%*

Based on the above, the sale consideration of RM0.97 per CPB share represents a premium of approximately 213% and 102% of the 5-days WAMP of CPB Shares up to 5 October, 2001 and 3 January, 2003, being the last trading day prior to the announcement of the Proposed Divestment of CPB and the latest practicable date of this IAC respectively.

The monthly high and low prices of CPB Shares as traded on the KLSE for the past 12-months from January 2002 to December 2002 is provided in Appendix III(c) of the Main Circular, the highest and lowest traded prices for those 12-months being RM0.60 and RM0.26 per CPB share respectively.

Recent transaction in relation to companies involved in brewery in Malaysia

We have also considered the premium arising from a recent transaction over the closing price and 5-days WAMP up to the time of announcement of the transaction as summarised:

Acquirer	Transaction	Premium/(Discount) over Closing price	5-days WAMP
		%	%
Carlsberg A/S	Acquired 22.1% or 33.6 million in Carlsberg Malaysia at RM15 per Carlsberg Malaysia share or for about RM503.3 million on 25 February, 2002.[1] The closing price and 5-days WAMP of Carlsberg Malaysia as at and up to 24 February, 2002 were RM14.00 and RM13.81[2] per share respectively.	7%	9%
Proposed Divestment of CPB[3]		213%	213%

Notes [1] *Based on the circular to shareholders of Hap Seng Consolidated Bhd dated 10 April, 2000.*
[2] *This is extracted for illustration purposes only.*
[3] *This is based on the purchase price of RM0.97 per CPB share over the closing price and 5-days WAMP up to CPB as at 5 October, 2001 respectively.*

Based on the above, the premium arising from the sale consideration of RM0.97 per CPB share is higher than that arising from the recent acquisition of the shares of Carlsberg Malaysia by Carlsberg A/S. However, we wish to highlight that share prices are not isolated from market speculation which may, to a large extent, influence its movements.

Based on the comparative statistics set out above, we are of the opinion that the sale consideration for the Proposed Divestment of CPB is fair and reasonable.

We have not considered the historical PE multiple of the sale consideration as CPB recorded losses for the 2 FYs ended 30 June, 2002.

Mode of settlement of the sale consideration

As stated in Section 5.8.2 of the Main Circular, the sale consideration of RM201.50 million shall be netted-off against Inter-PLC Debts owing by the ACB Group to the LLB Group, the value of Inter-PLC Debt deemed settled via the netting-off of assets shall be RM243.38 million after taking into account the Cash Yield Adjustment, the details of which are set out in Appendix X of the Main Circular. The amount of debt to be netted off pursuant to the Proposed Divestment of CPB between the ACB Group with LLB and AMSB is RM68.15 million and RM175.23 million respectively. Hence, it is estimated that the ACB would stand to gain about RM41.9 million from this additional netting-off against Inter-PLC Debt owing by its Group in relation to the Proposed Divestment of CPB.

Evaluation summary

Given that:

- the Proposed Divestment of CPB forms part of the ACB's Group's programme to divest its non-core and peripheral assets and businesses which are not synergistic to the ACB Group's business and to repay about RM0.24 billion of the RM1.3 billion owing by the ACB Group to the restructured LLB Group after the Proposed GWRS;

- the sale consideration for the Proposed Divestment of CPB of RM0.97 per CPB share represents a premium of about 213% and 102% over the 5-days WAMP up to 5 October, 2001, being the last trading day prior to the announcement of Proposed Divestment of CPB and 3 January, 2003, being the latest practicable date of this IAC as well as other comparative statistics as discussed in earlier paragraphs; and

- ACB shall set-off the amount owing by its Group to LLB and AMSB respectively whereby the amount to be set-off would be treated in the same manner as the debts of other Unsecured ACB Scheme Creditors

the rationale, basis in which the sale consideration has been arrived at and mode of settlement for the Proposed Divestment of CPB are fair and reasonable.

2.7 Proposed Divestment of Silverstone

Rationale

Silverstone is principally involved in the manufacture and sale of tyres, rubber compound and other related rubber products. Please refer to Appendix III(e) of the Main Circular for other information on Silverstone.

It is proposed that the ACB Group sell its 52.27% equity interest in Silverstone, held through ACB (0.23% or 470,888 shares) and Umatrac (52.04% or 106,096,118 shares), totalling 106,567,006 Silverstone Shares to AMB for a total sale consideration of RM133.64 million or RM1.25 per Silverstone share.

As stated in Section 5.10.6 of the Main Circular, the Proposed Divestment of Silverstone forms part of the ACB Group's programme to divest its non-core and peripheral assets and businesses, which are not synergistic to the ACB Group's businesses and to rationalise its investment in the tyre business under its subsidiary, AMB, which is involved in the automotive industry.

As stated in Section 5.10.1 of the Main Circular, the ACB Group's expected loss on disposal of Silverstone Shares after taking into account its share of post acquisition reserves in Silverstone, is RM0.2 million and as stated in Section 5.10.1 of the Main Circular, no liabilities would be assumed by the ACB Group pursuant to the Proposed Divestment of Silverstone.

Basis of sale consideration

As stated in Section 5.10.3 of the Main Circular, the sale consideration of RM133.64 million for the 52.27% equity interest in Silverstone was arrived at on a willing-buyer-willing-seller basis and represents approximately the estimated unaudited NTA of Silverstone as at 31 December, 2001 of RM255.68 million, after adjusting for the relevant Principal Waived by Silverstone of RM6 million for the Inter-PLC Debt owing by the ACB Group to Silverstone. This sale consideration is based on ACB's announcement on 8 October, 2001.

We have compared the sale consideration against the unaudited proforma and audited consolidated NTA per share as at 31 December, 2001 and 30 June, 2002, respectively which can be summarised as follows:

	31 Dec, 01 Unaudited	30 June, 02 Audited
	RM'million	RM'million
Consolidated NTA	258.0	263.6
Adjustments: Principal waived by Silverstone	(4.0)	-
Proforma consolidated NTA	254.0	263.6
Consolidated NTA per share (RM)	1.25	1.29
Sale consideration of Proposed Divestment of Silverstone per share (RM)	1.25	1.25
Discount of sale consideration over consolidated NTA per Silverstone share	-	3%

The divestment consideration of RM1.25 per Silverstone share, therefore, approximated the unaudited consolidated NTA per share of Silverstone as at 31 December, 2001 and represents a discount of approximately 3% of the audited consolidated NTA per share of Silverstone as at 30 June, 2002.

It is to be highlighted that the above NTA computation as at 31 December, 2001 and 30 June, 2002 included a long-term leasehold land, recorded based on a revaluation conducted in 1987. There has not been any recent independent valuation conducted on the leasehold land nor other landed properties of the Silverstone Group. In addition, the potential real property gains tax liability in respect of the surplus arising on revaluation of property, plant and equipment is not provided for as the Board has no intention to dispose those assets.

We have also considered the historical PE multiple arising from the sale consideration of Silverstone of about 31.2 times based on the audited EPS of about 4 sen per Silverstone share for FY ended 30 June, 2001. Based on the audited EPS of about 3.9 sen per Silverstone share for FY ended 30 June, 2002 and the sale consideration of RM1.25 per Silverstone share, the historical PE multiple would approximate 32.1 times.

Price-to-book ratio and historical PE multiple of a selected company listed on the KLSE

We have considered the price-to-book ratio and historical PE multiple of DMIB Bhd ("DMIB"), a company listed on the KLSE which is principally involved in the manufacture and distribution of tyres and tyres related products, based on its closing prices as at 5 October, 2001 in our assessment of the sale price of Silverstone, which can be summarized as follows:

Company	FY end (d/m/y)	Trading price per share	Audited NTA per share	Price-to-book ratio	Audited EPS	Historical PE multiple
		RM	RM	times	sen	times
DMIB[2]	30/06/01	0.74[1]	1.00	0.7	14	5.3
Proposed Divestment of Silverstone[3]	30/06/01	1.25	1.25	1.0	4	31.2

Notes: [1] *Being the last trading day prior to the announcement of Proposed Divestment of Silverstone by ACB on 5 October, 2001.*
[2] *It is to be highlighted that based on the recent announcements made by DMIB on 21 June, 2002 and 12 August, 2002, DMIB has proposed a reorganization scheme, of which amongst others, involves the transfer of the listing status of DMIB to a dormant wholly-owned subsidiary of Sime Darby Berhad, and rationalizing its tyre operations from 2 of its subsidiaries, subsequent to the privatization of DMIB, under a common holding company. Hence, we have not compared the sale consideration of Silverstone to the current trading prices nor audited NTA of DMIB.*
[3] *Computed based on the sale consideration of RM1.25 per Silverstone share over the audited NTA per share and EPS of Silverstone of 4 sen for FY ended 30 June, 2001.*
Source: Bloomberg, KLSE's website and latest available annual report of DMIB.

Based on the above, the price-to-book ratio and historical PE multiple arising from the sale consideration for the Proposed Divestment of Silverstone is higher than that of a company listed on the KLSE as at 5 October, 2001 respectively.

It should be noted that the above serves as an illustration only as the company selected may not be directly comparable to Silverstone in terms of marketability of its shares, size and diversity of businesses, profit track records, financial strength and prospects.

Mode of settlement of the sale consideration

As stated in Section 5.10.2 of the Main Circular, the Proposed Divestment of Silverstone shall be settled by an issue of 127.28 million AMB Shares at RM1.05 per share, which is a 5% premium to the par value of AMB Shares, in accordance with the conditions of the SC's approval as announced by ACB on 12 July, 2002.

The issue price of RM1.05 per AMB share represents a 218% premium over the theoretical market price of AMB Shares of RM0.33 (calculated based on the 5-days WAMP up to 16 July, 2002, being the price-fixing date and after adjusting for the Proposed Capital Reconstruction for AMB). The price-fixing date for the AMB Shares has been determined by the Directors of AMB after SC's approval for the Proposed AMB Scheme as announced on 19 July, 2002.

A summary of the 5-days WAMP up to and closing price of AMB Shares as at 5 October, 2001, being the last trading day prior to the announcement of the Proposed Divestment of Silverstone and the 5-days WAMP up to and closing price of AMB Shares as at 3 January, 2003, being the last practicable date of this IAC respectively is summarised as follows:

	5 October, 2001		3 January, 2003	
	Price RM/share	Theoretical market price RM/share	Price RM/share	Theoretical market price RM/share
Closing price	0.27	0.88	0.09	0.30
Premium of issue price of RM1.05 per share	*289%*	*19%*	*1067%*	*250%*
5-days WAMP	0.26	0.86	0.10	0.33
Premium of issue price of RM1.05 per share	*304%*	*22%*	*950%*	*218%*

Note: Theoretical market price is after adjusting for the Proposed Capital Reconstruction for AMB and subject to market conditions, the market price of AMB Shares after its Proposed Capital Reconstruction may be different from the theoretical market price as above.

The monthly high and low prices of AMB Shares as traded on the KLSE for the past 12-months from January 2002 to December 2002 is provided in Appendix I(c) of the Main Circular, the highest and lowest theoretical traded prices for those 12-months being RM1.20 and RM0.17 per AMB share respectively. The theoretical prices are after adjusting for the Proposed Capital Reconstruction for AMB.

AMB is listed on the Main Board of KLSE and is an investment holding company whose subsidiaries are involved in activities related to the manufacturing and distribution of automotive, motorcycle and related component parts, which are located in Malaysia, Singapore and China. Please refer to Appendix I(c) of the Main Circular for other information on AMB. ACB currently has approximately an indirect 58% equity interest in AMB. Based on the proforma consolidated NTA of AMB as at 30 June, 2002, it is expected to improve its NL per share of RM1.40 to a NTA per share of RM0.76 after the Proposed AMB Scheme. In addition, as extracted from the AMB Circular to Shareholders dated 9 January, 2003 in connection with the proposed corporate and debt restructuring exercises for the AMB Group, AMB's consolidated (loss)/profit forecast for FY ending 30 June, 2003 is expected to be enhanced with the Proposed AMB Scheme. It is to be highlighted that the Reporting Accountants have raised certain qualifications and emphasis of matters on the consolidated (loss)/profit forecast of AMB for FY ending 30 June, 2003, some of which is elaborated in Section 9.7(a) of the Main Circular. The emphasis of matters raised by the Reporting Accountants on AMB is similar as that raised in the case of ACB as elaborated in Section 9.7(ii) of the Main Circular. As such, we wish to caution that the consolidated (loss)/profit forecast of AMB could be materially affected should the assumptions or estimates adopted by its board of directors at the point of reporting do not hold. The qualifications and emphasis of matters raised by the Reporting Accountants do not have any material impact in our evaluation of the mode of settlement as AMB is an existing subsidiary of ACB and subsequent to the Proposed GWRS, ACB's present indirect equity interest in AMB shall be reduced to an associate status.

The RM133.64 million AMB Shares comprising 127.28 million AMB Shares of RM1.05 each represent about 38% of the total enlarged share capital of AMB of 338.54 million ordinary shares after the completion of the proposed restructuring scheme of AMB but before the full conversion of the RCCPS of AMB. Approximately 38.10 million AMB Shares of the aggregate balance of 127.28 million AMB Shares and the assignment of 8.97 million AMB Shares from LCB to ACB arising from the part settlement of the Inter-PLC Debt owing by LCB to ACB as particularised in Section 5.13(a) of the Main Circular would be pledged to P&O Capital Sdn Bhd ("P&O") as replacement for the existing Silverstone Shares charged to them in respect of a loan amount owing by Umatrac to P&O. The balance of 98.15 million AMB Shares would be offered to the Control Secured ACB Scheme Creditors as Substitute Securities as set out in Section 6.12 of the Main Circular. It is to be highlighted that as stated and elaborated in Section 5.10.4 of the Main Circular, the SC has imposed a moratorium on the disposal of a total of about 68.21 million AMB shares collectively held by ACB and Umatrac.

Undertaking by AMB in relation to Proposed Divestment of Silverstone

As stated in Section 5.10.5 of the Main Circular, there are several Items of Concern affecting the joint-venture operations of the AMB Group in the PRC, which has yet to be resolved, as set out in Appendix XIX of the Main Circular. The resolution of the Items of Concern has been incorporated as a condition precedent to the completion of the Proposed Divestment of Silverstone, as the AMB Shares (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be issued as consideration to the ACB Group. Further, the SC has, *vide* its letter dated 9 July, 2002 approving the Proposed ACB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC has subsequently waived the aforesaid requirement *vide* its letter dated 1 October, 2002 following an appeal submitted by AMB. In compliance with the SC's condition for the said waiver, an undertaking has been furnished by AMB pursuant to the supplemental share sale agreement dated 7 January, 2003 in favour of ACB and Umatrac where AMB shall indemnify ACB and Umatrac of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed ACB Scheme.

In this connection, all costs and losses incurred within 24 months from the date of implementation of the Proposed ACB Scheme must be settled by AMB immediately when such costs and losses are incurred by ACB and Umatrac. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed ACB Scheme, AMB must immediately indemnify ACB and Umatrac of all potential costs and losses to be incurred by ACB and Umatrac in the future, as a result of the non-resolution of the Items of Concern. AMB is required to take all necessary steps and endeavour to resolve the Items of Concern the soonest possible.

Evaluation summary

Given that:

- the Proposed Divestment of Silverstone forms part of the ACB Group's programme to divest its non-core and peripheral assets and businesses which are not synergistic to the ACB Group's business and to rationalize its investment in the tyre business under its subsidiary, AMB;

- the sale consideration for the Proposed Divestment of Silverstone of RM1.25 per Silverstone share represents a historical PE multiple of 31.2 times and 32.1 times based on Silverstone's audited EPS for FY ended 30 June, 2001 of 4 sen and 2002 of 3.9 sen respectively; and

- the issue price of the new AMB Shares is based on the conditional approval by SC. Part of the new AMB Shares will be pledged to P&O as replacement for the existing Silverstone Shares charged to them in respect of a loan amount owing by the ACB Group to P&O while the balance of the new AMB Shares will be offered to the Control Secured ACB Scheme Creditors as Substitute Securities as set out in Section 6.12 of the Main Circular.

the rationale, basis in which the sale consideration has been arrived at and mode of settlement for the Proposed Divestment of Silverstone are fair and reasonable.

2.8 Proposed Acquisition of Hiap Joo Chong

Rationale

Hiap Joo Chong is principally involved in investment holding and purchase of land for investment. It currently owns a piece of freehold land in Kuala Lumpur. Please refer to Appendix II(b) of the Main Circular for other information on Hiap Joo Chong.

As stated in Section 5.3.5 of the Main Circular, the Proposed Acquisition of Hiap Joo Chong would enable Umatrac to further consolidate its control in Hiap Joo Chong from 73% to 100% and thereafter provide the ACB Group with an avenue to tap into Hiap Joo Chong's key asset which currently consist of the parcel of freehold land with industrial development potential.

In addition, as stated in Section 5.3.1 of the Main Circular, there are no additional financial commitments required from Umatrac or, the ACB Group according to the Board, in putting the business of Hiap Joo Chong on-stream and there are no liabilities to be assumed by Umatrac or the ACB Group arising from the Proposed Acquisition of Hiap Joo Chong.

Basis of purchase consideration

As stated in Section 5.3.3 of the Main Circular and based on ACB's announcement on 8 January, 2003, the purchase consideration of RM3.65 million was arrived at on a willing-buyer-willing-seller basis and represents LCB's and Teck Bee Mining's collective 27% share of the proforma estimated audited NTA of Hiap Joo Chong as at 30 June, 2002 amounting to RM13.52 million after adjusting for, inter-alia, the estimated net loss up to 31 December, 2002 and the open market value of the property held by Hiap Joo Chong as at 31 July, 2001 of RM13.8 million, as assessed by Khong & Jaafar Sdn Bhd, a firm of independent professional valuers, using comparison method. The property is approximately 25,722 square metres in size and is located at Lot 4060 Mukim Batu, Kuala Lumpur, Wilayah Persekutuan.

We have compared the purchase consideration against the proforma audited NTA of Hiap Joo Chong as at 30 June, 2002, which can be summarised as follows:

	30 June, 02 Audited RM'million
NTA	1.4
Adjustment: Revaluation surplus net of deferred taxation	12.2
Proforma NTA	13.6
27% of the proforma NTA	3.7
Purchase consideration of Proposed Acquisition of Hiap Joo Chong	3.7
Premium of purchase consideration over proforma NTA	-

The purchase consideration of RM3.65 million, therefore, approximates the proforma audited NTA of Hiap Joo Chong as at 30 June, 2002.

We have not considered the historical PE multiple of the purchase consideration as it is merely an investment holding company and only generated interest income on amount owing by a related company.

Mode of settlement of the purchase consideration

As stated in Section 5.3.2 of the Main Circular, the purchase consideration of RM1.825 million payable to Teck Bee Mining for its 135,000 shares in Hiap Joo Chong shall be satisfied by the issuance of 1.825 million new ACB Shares at RM1.00 per share, derived based on the pricing basis as set out in Section 5.15 of the Main Circular.

The monthly high and low prices of ACB Shares as traded on the KLSE for the past 12-months, theoretical 5-days WAMP up to and theoretical closing price of ACB Shares as at the last trading day prior to the announcement of the Proposed Acquisition of Hiap Joo Chong and theoretical 5-days WAMP up to and theoretical closing price of ACB Shares as at 3 January, 2003, being the last practicable date of this IAC have been earlier summarised under Section 2.1 on page 6 of this IAC. The theoretical prices are after adjusting for the Proposed Capital Reconstruction for ACB.

The proposed purchase consideration of RM1.825 million payable to LCB for its 135,000 shares in Hiap Joo Chong shall be netted-off against Inter-PLC Debt balance owing by the LCB Group to the ACB Group, the value of Inter-PLC Debt deemed settled via netting off of assets shall be RM2.09 million after taking into account the Cash Yield Adjustment, the details of which are set out in Appendix X of the Main Circular. Hence, it is estimated that the ACB would stand to gain about RM0.3 million from this additional netting-off against Inter-PLC Debt owing by its Group in relation to the Proposed Acquisition of Hiap Joo Chong.

Evaluation summary

Given that ACB presently owns 73% of Hiap Joo Chong and the Proposed Acquisition of Hiap Joo Chong:

- will enable ACB to consolidate its interest to 100% and thereafter provide the ACB Group with an avenue to tap into Hiap Joo Chong's key asset which currently consists of the parcel of freehold land with industrial development potential;

- is based on the proforma audited NTA of Hiap Joo Chong as at 30 June, 2002, adjusted for the open market value of its property as assessed by a firm of professional valuers as at 31 July, 2001. In addition, it is stated in Section 5.3.1 of the Main Circular that there are no further liabilities to be assumed by Umatrac or the ACB Group arising from the Proposed Acquisition of Hiap Joo Chong. It is to be noted that as part of SC's conditional approval received on 12 July, 2002, the purchase consideration for the Proposed Acquisition of Hiap Joo Chong must not be less than the latest audited NTA value of Hiap Joo Chong to be based on cut-off dates which shall not be earlier than 4 months prior to the date of completion; and

- will be partly settled by the issue of new 1.825 million ACB Shares at an issue price of RM1.00 which represents the par value of ACB Shares subsequent to the Proposed Capital Reconstruction for ACB. However, the issue price of the new ACB Shares at RM1.00 each represents a 108% premium over the theoretical market price of ACB Shares of RM0.48 as at 16 July, 2002 (as set out in Section 5.15 of the Main Circular), being the price-fixing date and after the Proposed Capital Reconstruction for ACB. The remaining RM1.825 million of the purchase consideration will be netted against Inter-PLC Debt balance whereby the amount to be set-off would be treated in the same manner as the debts of other Unsecured ACB Scheme Creditors

the rationale, basis in which the purchase consideration has been arrived at and mode of settlement for the Proposed Acquisition of Hiap Joo Chong are fair and reasonable.

2.9 Proposed Acquisition of Lion Plaza

Rationale

Lion Plaza is presently a wholly-owned subsidiary of LLB and it has a piece of vacant freehold development land measuring about 5,395.5 square metres located along Jalan Raja Chulan, Kuala Lumpur ("Lion Plaza Land"). The Lion Plaza Land is presently used as a carpark and is pledged to a lender to Avenel, a subsidiary of ACB. Please refer to Appendix II(d) of the Main Circular for other information on Lion Plaza.

As stated in Section 5.5.7 of the Main Circular, the Proposed Acquisition of Lion Plaza is a proposal to regularise the security provision whereby the ACB Group shall pay for Lion Plaza and beneficially own the Lion Plaza Land which has been pledged to secure a facility utilised by the ACB Group.

In addition, as stated in Section 5.5.1 of the Main Circular, there are no additional financial commitments required from Akurjaya or, the ACB Group according to the Board, in putting the business of Lion Plaza on-stream and save for the undertaking by Akurjaya, a subsidiary of ACB, as stated in Section 5.5.5 of the Main Circular there are no liabilities to be assumed by ACB arising from the Proposed Acquisition of Lion Plaza.

Basis of purchase consideration

As stated in Section 5.5.3 of the Main Circular, the purchase consideration of RM35.66 million for the entire equity interest or 3,418,860 shares in Lion Plaza was arrived at on a willing-buyer-willing-seller basis and represents approximately the proforma unaudited NTA of Lion Plaza as at 30 June, 2001 after adjusting for, inter-alia, the open market value of the property held by Lion Plaza as at 31 July, 2001 of RM35.9 million, as assessed by CH Williams Talhar & Wong Sdn Bhd, an independent professional valuers, using the comparison and residual methods and adjustments for certain liabilities of RM8.63 million (consisting non-FI creditors who will be addressed by way of debt to equity conversion) to be assumed by LLB.

We have compared the purchase consideration against the proforma audited NTA of Lion Plaza as at 30 June, 2001 and 2002, respectively which can be summarised as follows:

	30 June, 01 Audited RM'million	30 June, 02 Audited RM'million
NTA	2.5	2.4
Adjustment		
Net inter-company owing to LLB payables to be assumed by LLB	30.7	30.2
Other payables to be assumed by LLB	8.6	9.1
Unrecorded consultant's fee	(0.3)	(0.3)
Revaluation deficit	(5.9)	(3.3)
Proforma NTA	35.6	38.1
Purchase consideration of Proposed Acquisition of Lion Plaza	35.7	35.7
Premium/(discount) of purchase consideration over proforma NTA	0.3%	(6%)

Based on the above, the purchase consideration of RM35.66 million approximated the proforma audited NTA of Lion Plaza as at 30 June, 2001 and represents a discount of approximately 6% of the proforma audited NTA of Lion Plaza as at 30 June, 2002.

We have not considered the historical PE multiple of the purchase consideration as Lion Plaza recorded losses for the 2 FYs ended 30 June, 2002.

Mode of settlement of the purchase consideration

As stated in Section 5.5.2 of the Main Circular, the purchase consideration of RM35.66 million shall be settled by RM0.76 million upfront cash and the issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Class B(b) ACB Bonds, with an all-in YTM of 8.6% and tenure of 9-years, together with up to 1.48 million detachable new ACB Shares as equity kicker shares credited as fully paid-up to LLB, the other details of which are provided in Appendix XI of the Main Circular. Up to 1.48 million worth of ACB Shares would be issued by ACB to LLB based on the rate set out in Section 6.6 of the Main Circular, whereby the percentage of 0.85% of this enhancement to the cash YTM of the ACB Bonds is similar to that of the Class B(b) LCB Bonds to be received by ACB as part settlement of the Proposed Divestment of Megasteel and Proposed Divestment of LLB.

Undertaking by Akurjaya in relation to the Proposed Acquisition of Lion Plaza

As stated in Section 5.5.5 of the Main Circular, there are several Items of Concern affecting the joint-venture operations of the ACB Group in the PRC, which has yet to be resolved, as set out in Appendix XIX of the Main Circular. The resolution of the Items of Concern has been incorporated as a condition precedent to the completion of the Proposed Acquisition of Lion Plaza, as the ACB Shares (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be issued as equity kicker shares to be attached to the ACB Bonds. Further, the SC has, *vide* its letter dated 9 July, 2002 approving the Proposed ACB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC has subsequently waived the aforesaid requirement *vide* its letter dated 1 October, 2002 following an appeal submitted by ACB. In compliance with the SC's condition for the said waiver, an undertaking has been furnished by Akurjaya pursuant to the supplemental share sale agreement dated 7 January, 2003, in favour of LLB where Akurjaya shall indemnify LLB of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed ACB Scheme. In this connection, all costs and losses incurred within 24 months from the date of implementation of the Proposed ACB Scheme must be settled by Akurjaya immediately when such costs and losses are incurred by the LLB. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed ACB Scheme, Akurjaya must immediately indemnify LLB of all potential costs and losses to be incurred by LLB in the future, as a result of the non-resolution of the Items of Concern. Akurjaya is required to take all necessary steps and endeavour to resolve the Items of Concern the soonest possible.

Evaluation summary

Given that the Proposed Acquisition of Lion Plaza:

- will enable ACB to fully tap into Lion Plaza's future net proceeds arising from the disposal of its assets;

- is based on the proforma audited NTA of Lion Plaza as at 30 June, 2001, adjusted for the open market value of its property as assessed by a firm of professional valuers as at 31 July, 2001 and adjustment to reflect the book value of debts to be assumed by LLB. The purchase consideration represents a discount of about 6% of the proforma audited NTA of Lion Plaza as at 30 June, 2002. In addition, it is stated in Section 5.5.1 of the Main Circular that there is no further liabilities to be assumed by Akurjaya or the ACB Group, save for the undertaking by Akurjaya as mentioned above, arising from the Proposed Acquisition of Lion Plaza. It is to be noted that as part of SC's conditional approval received on 12 July, 2002, the purchase consideration for the Proposed Acquisition of Lion Plaza must not be less than the latest audited NTA value of Lion Plaza to be based on cut-off dates which shall not be earlier than 4 months prior to the date of completion; and

- will be settled by Class B(b) ACB Bonds which shares the same all-in YTM as that of LCB Bonds to be received by ACB for the Proposed Divestment of Megasteel and Proposed Divestment of LLB.

the rationale, basis in which the purchase consideration has been arrived at and mode of settlement for the Proposed Acquisition of Lion Plaza are fair and reasonable.

2.10 Proposed Settlement of Inter-PLC Debts

As stated in Section 5.13 of the Main Circular, the Inter-PLC Debts is particularised in Appendix VIII of the Main Circular. The Further Sum therein is based on the position as at 30 December, 2001. Should there be any further payment subsequent to 31 December, 2001 up to the Unconditional Date in respect of the Inter-PLC Debts, the Further Sum would be increased by the same value and the Adjusted Applicable Debts would correspondingly be reduced.

In addition, a principal portion of the Inter-PLC Debts owing by or to the ACB Scheme Companies shall be waived to be consistent with the Principal Waived for the ACB Group FI Lenders and FRN Holders in relation to its Proposed Debt Restructuring Exercise as set out in Section 6 of the Main Circular. The quantum of the Inter-PLC Debts to be waived shall be calculated in the manner as set out in Appendix X of the Main Circular. Thereafter, the Adjusted Applicable Debts owing from/to respective PLC by the ACB Group estimated as at 31 December, 2001, as set out in Appendix VIII of the Main Circular, are proposed to be settled in the following manner:

	LCB Group	LLB Group[1] & Posim Group	CPB Group	AMB Group & Silverstone
	RM'mil	RM'mil	RM'mil	RM'mil
Adjusted Applicable Debts owing by/(to) respective PLC by the ACB Group:	14.0	(1,338.7)	(17.0)	(222.0)
Settlement of Adjusted Applicable Debts:				
- Proposed Acquisition of Avenel	-	147.4	-	97.4
- Proposed Divestment of Posim	-	603.2	-	-
- Proposed Divestment of CPB	-	243.4	-	-
- Proposed Acquisition of Hiap Joo Chong	(2.1)	-	-	-
- Rights to receive the value of AMB consideration shares to be assigned to ACB[2]	(9.4)	-	-	-
- Class B(b) LCB Bonds[3] to be issued to ACB in net present value	(2.0)	-	-	-
- Value of LCB Shares[3] to be issued to ACB	(0.6)	-	-	-
- Acquisition of Antara by AMSB on behalf of LLB[4]	-	130.7	-	-
- Cash	minimal	1.2	0.2	1.3
- Class B(b) ACB Bonds[1] in net present value	-	34.9	-	-
- Class B(a) ACB Bonds to be issued[5] in net present value	-	32.9	14.3	94.5
- Value of ACB Shares to be issued[5]	-	148.2	3.3	34.0

Notes:

1 *As stated in Section 5.13(b) of the Main Circular, includes Inter-PLC Debts owing by the ACB Group to the LLB Group including the AMSB Group as well as Inter-PLC Debts arising from Proposed Acquisition of Lion Plaza by ACB of RM35.66 million. It is proposed that ACB settles the Proposed Acquisition of Lion Plaza by RM0.76 million upfront cash and RM34.9 million Class B(b) ACB Bonds, which has an all-in YTM of 8.6% and tenure of 9-years and the other details on the ACB Bonds are provided in Appendix XI of the Main Circular.*

2 *It is proposed that LCB assigns the right to receive RM9.42 million of 8.97 million AMB consideration shares at RM1.05 per share to ACB as partial settlement. As stated in Section 5.10.2 of the Main Circular, the 8.97 million of the AMB consideration shares would be pledged to P&O as replacement for the existing Silverstone Shares charged to them in respect of a loan amount owing by the ACB Group to P&O.*

[3] *Amongst others, the principal terms of the Class B(a) LCB Bonds include a cash YTM of 5.75% and an all-in YTM of 6.6% and a tenure of 8-years. A comparison to the indicative YTM of some 10-year PDS which are rated "AAA" to "BBB", as published in the BNM's website on 13 September, 2002, are 5.7% to 12.5% respectively. The Class B LCB Bonds will be used to support the redemption/repayment of ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts. The principal terms and conditions of the LCB Bonds are set out in Appendix XII of the Main Circular.*
The issue price of the new LCB Shares of RM1.00 per LCB share, represents the par value of the share. It is the intention of the Board to divest the 0.6 million new LCB Shares (which includes the 0.12 million detachable new LCB Shares as equity kicker shares credited as fully paid-up issued together with the Class B(a) LCB Bonds) and to apply the net proceeds to support the redemption/repayment of the ACB Bonds and ACB-SPV Consolidated and Rescheduled Debts.

[4] *As stated in Section 5.13(b) of the Main Circular, on 13 February 2001, AMSB, ACB and Ayer Keroh entered into a Conditional Exchange of Asset Agreement with Johor Corporation ("JCorp") for the acquisition of Antara by AMSB. The purchase consideration of RM108.23 million payable pursuant to the acquisition of Antara was to be satisfied by AMSB procuring (i) ACB to transfer the Lion Gateway Parade Sdn Bhd ("LGP") Shares to JCorp and assign to JCorp all sums owing by LGP to ACB for a total consideration of RM90.98 million and a cash payment to be made by Ayer Keroh to JCorp of RM17.25 million. The purchase consideration would be satisfied by netting off the existing Inter-PLC Debts owing by ACB to AMSB. As the purchase consideration of RM108.23 million would be satisfied by netting off the existing Inter-PLC Debts owing by ACB to AMSB, the value of Inter-PLC Debts deemed settled via netting off assets shall be RM130.72 million after taking into account the Cash Yield Adjustment, the details of which are set out in Appendix X of the Main Circular.*

[5] *The Class B(a) ACB Bonds has an all-in YTM of 5.6% and tenure of 9-years and the other details on the ACB Bonds are provided in Appendix XI of the Main Circular.*
The new ACB Shares, including those detachable new ACB Shares to be issued together with the ACB Bonds, to be issued as part settlement of the Inter-PLC Debts owing by the ACB Group shall be issued at RM1.00 per ACB share as elaborated in Section 5.15 of the Main Circular and represent its par value after the Proposed Capital Reconstruction for ACB.

Given that the proposed settlement of Inter-PLC Debts is to rationalise the inter-company receivables from one PLC Group to another PLC Group within the Lion Group and the basis of settlement of these Inter-PLC Debts is consistent with that to the Unsecured ACB Scheme Creditors in relation to its Proposed Debt Restructuring Exercise after netting-off of the respective considerations of certain Related-Party Proposals, as the case may be, as mentioned in the table above, we are of the opinion that the terms and conditions of the proposed settlement of Inter-PLC Debts as summarised above, are fair and reasonable.

3.0 FINANCIAL EFFECTS OF THE RELATED-PARTY PROPOSALS/PROPOSED ACB SCHEME

As the Related-Party Proposals are inter-conditional with the various proposed corporate and debt restructuring exercises of the Lion Group, the financial effects of the Proposed ACB Scheme which includes the Related-Party Proposals as well as the other proposed corporate restructuring and debt restructuring exercise of the ACB Group, as stated in Section 8 of the Main Circular, are summarised below.

3.1 Group Structure

A comparison of the existing Lion Group's structure and after the Proposed GWRS is provided in Section 8.5 of the Main Circular. Subsequent to the Proposed ACB Scheme, ACB shall be involved in property development, operation of departmental stores and hypermarkets, cultivation of rubber and oil palm, processing of palm oil and plantation management, distribution and manufacture of tyres, rubber compound and other related products (via Silverstone) as well as sale and distribution of "Suzuki" motorcycles and motor vehicles and assembly of "Suzuki" motorcycles (via AMB).

3.2 Share Capital

According to the ACB Group's management, the existing issued and fully paid-up share capital of ACB as at 27 December, 2002, being the latest practicable date of this IAC, remains as that as detailed in Section 8.1 of the Main Circular. It is noted that the issued and paid-up share capital of ACB will be increased to as follows pursuant to the Proposed ACB Scheme:

	Number of ordinary shares 'million
Existing as at 27 December, 2002	1,259.6
Proposed Capital Reconstruction for ACB	(1,007.7)
ACB Shares to be issued pursuant to the Proposed ACB Scheme	
- ACB Group Non-FI Creditors	36.7
- Equity kicker	121.8
- Control Secured and Secured ACB Scheme Creditors	32.5
- Unsecured ACB Scheme Creditors	502.1
- Proposed Acquisition of Akurjaya	385.5
- Proposed Acquisition of Hiap Joo Chong	1.8
	1,332.3
ACB Shares to be issued assuming full exercise of ACB Warrants	251.9
Enlarged issued and fully paid-up share capital[1]	1,584.2

Notes:

[1] *As mentioned in Section 8.1 of the Main Circular, ACB established an ESOS on 8 February 2001, where ACB may issue up to 10% of the issued and fully paid-up share capital of ACB at any point in time. Based on the above enlarged issued and fully paid-up share capital of ACB, ACB may issue up to 158.43 million ESOS options after the Proposed ACB Scheme.*

Source : ACB Group's management

3.3 Shareholding Structure

Saved for the shareholdings of LCB and TSWC Concert Parties, the Proposed ACB Scheme would result in the dilution of the shareholdings of existing substantial shareholders of ACB, of which is also summarised in the following table. In addition, subsequent to the Proposed GWRS, LDP, Horizon Towers, LLB, AMSB, LLB Steel Industries Sdn Bhd and Steelcorp Sdn Bhd are deemed to be substantial shareholders of ACB.

Name	Existing as at 27 December, 2002				After Proposed GWRS			
	Direct '000	%	Indirect '000	%	Direct '000	%	Indirect '000	%
TSWC	-	-	465,727[a]	36.97	-	-	797,297[m]	50.33
Lion Realty Pte Ltd	-	-	447,912[b]	35.56	-	-	763,284[n]	48.18
DAC	435	0.03	449,608[c]	35.70	174	0.01	763,963[q]	48.22
Lancaster*	9,480	0.75	445,362[d]	35.36	-	-	-	-
Utara Enterprise Sdn Bhd*	-	-	445,362[e]	35.36	-	-	-	-
WCSB*	7,585	0.60	445,362[f]	35.36	-	-	-	-
LHSB*	23	#	445,339[g]	35.36	-	-	-	-
Happyvest*	654	0.05	444,529[h]	35.29	-	-	-	-
Amanvest*	12,972	1.03	375,325[i]	29.80	-	-	-	-
Mirzan bin Mahathir*	-	-	369,907[j]	29.37	-	-	-	-
Peringkat Prestasi (M) Sdn Bhd*	-	-	369,907[k]	29.37	-	-	-	-
LTAT*	264,505	21.00	-	-	-	-	-	-
Limpahjaya*	126,134	10.01	-	-	50,454	3.18	-	-
LCB	243,773	19.35	126,134[l]	10.01	561,358	35.43	201,927[r]	12.75
LDP	-	-	-	-	-	-	763,284[o]	48.18
Horizon Towers	-	-	-	-	-	-	763,284[p]	48.18
LLB	-	-	-	-	41,302	2.61	110,172[s]	6.95
AMSB	-	-	-	-	106,853	6.74	3,319[t]	0.21
LLB Steel Industries Sdn Bhd	-	-	-	-	-	-	110,172[u]	6.95
Steelcorp Sdn Bhd	-	-	-	-	-	-	110,172[v]	6.95

Notes:

a *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct – Nil; Indirect - 81.46%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect - Nil), LHSB (Direct – Nil; Indirect - 80%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect - 0.01%), Horizon Towers (Direct – Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), LCB (Direct - 0.1%; Indirect - 57.32%), Limpahjaya (Direct – Nil; Indirect - 100%) and Ceemax (Direct – Nil; Indirect - 100%).*

b *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 11.74%; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), LHSB (Direct - 19.17%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), Horizon Towers (Direct – Nil; Indirect - 100%), LCB (Direct – Nil; Indirect - 34.42%) and Limpahjaya (Direct – Nil; Indirect - 100%).*

c *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 5.49%; Indirect - 62.75%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), LHSB (Direct - 0.83%; Indirect - 19.17%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 70.64%), Horizon Towers (Direct – Nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.40%), Limpahjaya (Direct – Nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect - Nil)*

d *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct – Nil; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct – Nil; Indirect - 32.56%) and Limpahjaya (Direct – Nil; Indirect - 100%)*

e *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 15.12%; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect – 67.04%), LCB (Direct – Nil; Indirect - 32.56%) and Limpahjaya (Direct – Nil; Indirect - 100%)*

f *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 9.01%; Indirect – 66.13%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 40%; Indirect - 20%) , Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct - 0.21%; Indirect - 32.56 %) and Limpahjaya (Direct – Nil; Indirect - 100%)*

g *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 51.01%; Indirect - Nil), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct - 51%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 77.06%; Indirect - 13.23%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct - 8.66%; Indirect - 23.90%) and Limpahjaya (Direct – Nil; Indirect - 100%)*

h *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - 100%; Indirect - Nil), Panoron (Direct – Nil; Indirect - 100%), Finlink (Direct – Nil; Indirect - 100%), Tirta (Direct - 51.31%; Indirect - 15.64%), LCB (Direct – Nil; Indirect - 23.90%) and Limpahjaya (Direct – Nil; Indirect - 100%)*

i *Deemed interested by virtue of Section 6A of the Cos Act held via Finlink (Direct - 100%; Indirect - Nil), LCB (Direct - 23.90%; Indirect - Nil) and Limpahjaya (Direct – Nil; Indirect - 100%)*

j *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - Nil; Indirect - 15.80%) and Limpahjaya (Direct – Nil; Indirect - 100%)*

k *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 15.80%; Indirect - Nil) and Limpahjaya (Direct – Nil; Indirect - 100%)*

l *Deemed interested by virtue of Section 6A of the Cos Act held via Limpahjaya (Direct – Nil; Indirect - 100%)*

m *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – 0.01%; Indirect – 48.73%), Limpahjaya (Direct – Nil; Indirect – 100%), AMB (Direct – 0.002%; Indirect – 47.89%), LLB (Direct – Nil; Indirect – 44.08%), AMSB (Direct – Nil; Indirect – 100%) and CPB (Direct – Nil; Indirect – 66.59%)*

n *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – Nil; Indirect – 47.47%), Limpahjaya (Direct – Nil; Indirect – 100%), LLB (Direct – Nil; Indirect – 43.33%), AMSB (Direct – Nil; Indirect – 100%) and CPB (Direct – Nil; Indirect – 66.59%)*

o *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 0.28%; Indirect - 40.25%), Limpahjaya (Direct - Nil; Indirect - 100%), LLB (Direct - 0.03%; Indirect - 42.07%), AMSB (Direct – Nil; Indirect – 100%) and CPB (Direct – 0.32%; Indirect – 65.72%)*

p *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – 40.01%; Indirect – Nil), Limpahjaya (Direct – Nil; Indirect – 100%), LLB (Direct – 0.02%; Indirect – 41.61%), AMSB (Direct – Nil; Indirect – 100%) and CPB (Direct – Nil; Indirect – 63.30%)*

q *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – 0.02%; Indirect – 47.60%), Limpahjaya (Direct – Nil; Indirect – 100%), LLB (Direct – 0.07%; Indirect – 43.24%), AMSB (Direct – Nil; Indirect – 100%), CPB (Direct – Nil; Indirect – 66.59%) and Sin Seng (Direct – Nil; Indirect – 0.04%)*

r *Deemed interested by virtue of Section 6A of the Cos Act held via Limpahjaya (Direct – Nil; Indirect – 100%), LLB (Direct – 41.46%; Indirect – 0.15%), AMSB (Direct – Nil; Indirect – 100%) and CPB (Direct – 3.81%; Indirect – 59.49%)*

s *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct - Nil; Indirect-100%) and CPB (Direct - 16.65%; Indirect - 42.82%)*
t *Deemed interested by virtue of Section 6A of the Cos Act held via CPB (Direct - 42.82%; Indirect - Nil)*
u *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct - Nil; Indirect - 100%) and CPB (Direct - Nil; Indirect - 42.82%)*
v *Deemed interested by virtue of Section 6A of the Cos Act held via AMSB (Direct - 100%; Indirect - Nil) and CPB (Direct - Nil; Indirect - 42.82%)*

(Direct; Indirect) – represents equity interest of substantial shareholders

Source : ACB Group's management

As stated in Section 8.2 of the Main Circular, pursuant to Rule 6(1) of The Malaysian Code on Take-overs and Mergers, 1998 ("Code"), unless exempted by the SC, a mandatory general offer obligation to acquire all the remaining ACB Shares not already owned by the LCB Concert Parties will be triggered upon completion of the Proposed ACB Scheme as set out in the Main Circular and an application was submitted to the SC on behalf of the LCB Concert Parties to seek a waiver of the aforesaid obligation under Practice Note 2.9.7 of the Code. In addition, as stated in Section 8.2 of the Main Circular, the Proposed ACB Scheme shall only proceed to completion if the aforesaid waiver sought is granted and the decision from the SC is currently still pending.

3.4 Earnings and Dividends

As stated in Section 8.3 of the Main Circular, the Proposed ACB Scheme is envisaged to provide ACB Scheme Companies with the financial ability to enable them to continue operations on a going-concern basis and, to meet with their financial obligations to the ACB Scheme Creditors over a period of time. With the debts of the ACB Scheme Companies restructured, the Board and management of the ACB Group will be in a position to focus on creating value for shareholders, and barring any unforeseen circumstances and assuming the Proposed GWRS is completed by the first quarter of 2003, the consolidated (loss)/profit forecast of ACB before and after the Proposed GWRS for the FY ending 30 June, 2003 would be as follows:

	Before the Proposed GWRS	After the Proposed GWRS
	RM'million	RM'million
(LATMI)/PATMI	(134.6)	820.7
Weighted average number of shares in issue (million)	1,259.6	702.1
Net (LPS)/EPS (sen)	(10.7)	116.9

The consolidated (loss)/profit forecast of ACB for the FY ending 30 June, 2003 together with the principal bases and assumptions and the Reporting Accountants' letter thereon are set out in Appendix IV(a) of the Main Circular. It is to be highlighted that as stated in Section 9.7 of the Main Circular, the Reporting Accountants have raised certain qualifications and emphasis of matters on the consolidated (loss)/profit forecast of ACB for FY ending 30 June, 2003, and the consolidated (loss)/profit forecast of ACB as summarised above could be materially affected should the assumptions or estimates adopted by its Board at the point of reporting do not hold.

As stated in Section 8.3 of the Main Circular, no dividend was declared by ACB for FY ended 30 June, 2002 and barring unforeseen circumstances, the Board expects that ACB will be able to declare some dividend for the FY ending 30 June, 2003.

3.5 NTA and Gearing

As stated in Section 8.4 of the Main Circular, the proforma effects of the Proposed ACB Scheme on the consolidated (NL)/NTA and gearing of ACB as at 30 June, 2002 are as follows:

	Audited consolidated as at 30 June, 2002	Proforma after the Proposed ACB Scheme
	RM'million	RM'million
Share capital	629.8	1,584.2
Share premium	230.2	280.6
Reserves	(2,039.8)	(742.1)
Shareholders' (deficit)/equity	(1,179.8)	1,122.7
Less : Intangibles	(349.3)	(114.7)
(NL)/NTA	(1,529.1)	1,008.0
(NL)/NTA per share (RM)	(1.21)	0.64
Total borrowings (RM'million)	7,221.9	3,391.8
Gearing ratio (times)	n/a	3.02

The detailed proforma consolidated balance sheets of ACB as at 30 June, 2002 together with the underlying bases and assumptions are set out in Appendix IV(b) of the Main Circular.

4.0 RISK FACTORS AND FURTHER INFORMATION

As stated in Section 9 of the Main Circular, the Proposed ACB Scheme is premised on certain assumptions and the principal activities of the ACB Group after the Proposed ACB Scheme are as set out in Section 9.6.1 of the Main Circular. In addition to the information contained herein, shareholders should consider carefully the risk factors including the business risks and qualitative considerations, the qualifications and emphasis of matter as raised by the Reporting Accountants on the consolidated (loss)/profit forecast of ACB for FY ending 30 June, 2003 as well as the future prospects as set out in Section 9 and Section 10 of the Main Circular respectively, before voting on the Related-Party Proposals.

Shareholders are also requested to refer to the Main Circular and appendices attached thereto for further information.

5.0 CONCLUSION AND RECOMMENDATION

The Related-Party Proposals form part of the Proposed ACB Scheme, which we noted from Section 4 of the Main Circular, is intended for the ACB Scheme Companies which include ACB, to continue operations on a going-concern basis. Based on estimation of recovery rates for the ACB FI Lenders and ACB Group Inter-PLC Creditors as set out in Appendix VI(a) of the Main Circular, it can be deduced that the shareholders of ACB do not stand to recover anything in the event that ACB is liquidated. As mentioned in Section 11 of the Main Circular, all proposals under the Proposed ACB Scheme are inter-conditional to each other, saved for the Proposed Restricted Offer for Sale of LCB Shares which, however, is conditional upon the Proposed ACB Scheme.

As stated in Section 15 of the Main Circular, the Board is of the view that the Proposed ACB Scheme which includes the Related-Party Proposals, is in the best interest of ACB and represents an equitable solution for all stakeholders including the shareholders, and accordingly, the Board (except for the Interested Directors) have recommended that you vote in favour of the resolutions pertaining to the Related-Party Proposals to be tabled at the forthcoming EGM.

Based on the foregoing sections and barring unforeseen circumstances, we are of the opinion that, on the basis of the information available to us, the financial terms of the respective Related-Party Proposals are fair and reasonable so far as the shareholders of ACB are concerned and not detrimental to the minority shareholders of ACB and accordingly, we recommend that you vote in favour of the resolutions pertaining to the Related-Party Proposals to be tabled at the forthcoming EGM. Andersen does not express any opinion on the commercial merits of the Related-Party Proposals, which is the sole responsibility of the Board.

Yours faithfully
for **ARTHUR ANDERSEN & CO.**

George Koshy
Partner

Wong Kang Hwee
Partner

FURTHER INFORMATION

1. RESPONSIBILITY STATEMENT

This IAC has been seen and approved by the Board and they individually and collectively accept full responsibility for the accuracy and correctness of the information contained herein and confirm that after having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which will make any statement in this IAC misleading.

Information on Akurjaya, Hiap Joo Chong, Avenel, Lion Plaza, Megasteel, LLB, CPB, Posim, AMB, Silverstone and LCB has been provided by Akurjaya, Hiap Joo Chong, Avenel, Lion Plaza, Megasteel, LLB, CPB, Posim, AMB, Silverstone and LCB respectively. As such, the responsibility of the Directors of ACB is limited to the accurate reproduction of the relevant information on Akurjaya, Hiap Joo Chong, Avenel, Lion Plaza, Megasteel, LLB, CPB, Posim, AMB, Silverstone and LCB as included in this IAC.

2. CONSENTS

PricewaterhouseCoopers, C H William Talhar & Wong Sdn Bhd and Khong & Jaafar Sdn Bhd have given and have not subsequently withdrawn its written consent to the inclusion in this IAC of their names in the form and context in which they appear.

3. MATERIAL CONTRACTS

According to the ACB Group's management, save as disclosed in Section 2 of Appendix XX of the Main Circular, there are no material contracts that have been entered into by the ACB Group, Akurjaya, Hiap Joo Chong, Avenel, Lion Plaza, Megasteel, LLB, CPB, Posim, AMB, Silverstone and LCB, during the 2 years immediately preceding the date of this IAC.

4. MATERIAL LITIGATION

According to the ACB Group's management, save as disclosed in Section 3 of Appendix XX of the Main Circular, there are no material litigation, claim or arbitration, that concern the ACB Group, Akurjaya, Hiap Joo Chong, Avenel, Lion Plaza, Megasteel, LLB, CPB, Posim, AMB, Silverstone and LCB, either as plaintiff or defendant, which has a material effect on the financial position of the ACB Group, Akurjaya, Hiap Joo Chong, Avenel, Lion Plaza, Megasteel, LLB, CPB, Posim, AMB, Silverstone and LCB and the board of directors of the respective company as mentioned, has no knowledge of any proceedings pending or threatened against those mentioned companies or of any fact likely to give rise to any proceedings which may materially and adversely affect the financial position of the ACB Group, Akurjaya, Hiap Joo Chong, Avenel, Lion Plaza, Megasteel, LLB, CPB, Posim, AMB, Silverstone and LCB respectively.

FURTHER INFORMATION

5. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of the Company at Level 46 Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal business hours from Mondays to Fridays (excluding public holidays) for the period commencing from the date of this IAC to the date of the forthcoming EGM:

(a) Memorandum and Articles of Association of ACB, Akurjaya, Hiap Joo Chong, Avenel, Lion Plaza, Megasteel, LLB, CPB, Posim, AMB, Silverstone and LCB;

(b) Material contracts referred to in paragraph 3 above;

(c) Writ of summons and cause papers referred to in paragraph 4 above;

(d) Letters of consent referred to in paragraph 2 above;

(e) Consolidated (loss)/profit forecast of ACB for the financial year ending 30 June 2003 and the Reporting Accountants' letter thereon;

(f) Proforma consolidated balance sheets of ACB as at 30 June 2002 and the auditors' letter thereon;

(g) Directors' reports from Akurjaya and Avenel as included in Appendix XV of the Main Circular;

(h) Valuation letters on the properties of the acquiree companies as included in Appendix XVI of the Main Circular;

(i) Valuation reports on the properties of the acquiree companies referred to in Section 6 of Appendix II(a), II(b) and II(d) of the Main Circular;

(j) LCB's Circular to Shareholders dated 9 January, 2003 in connection with the proposed corporate and debt restructuring exercises for the LCB Group;

(k) AMB's Circular to Shareholders dated 9 January, 2003 in connection with the proposed corporate and debt restructuring exercises for the AMB Group;

(l) the draft Trust Deed constituting the ACB Bonds, the draft ACB Facility Agreement constituting the ACB Debts, draft ACB-SPV Facility Agreement constituting the ACB-SPV Consolidated and Rescheduled Debts and draft Priority and Security Sharing Agreement for the Securities; and

(m) Audited financial statements of the ACB Group, Akurjaya Group, Hiap Joo Chong, Avenel Group, Lion Plaza, Megasteel, the LLB Group, the CPB Group, the Posim Group, the AMB Group, Silverstone Group and the LCB Group for the past two FY ended 30 June, 2002 and the announced unaudited first quarter results of the ACB Group, the LCB Group, the AMB Group, the LLB Group, the Posim Group and the CPB Group for the 3 months period ended 30 September, 2002. The unaudited accounts of Akurjaya, Hiap Joo Chong, Avenel, Lion Plaza, Megateel and Silverstone for the 3 months period ended 30 September, 2002.

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